
CarrAmerica
America's Workplace

Annual Report 2003


Pennsylvania Avenue
Terrell Place

Through strong execution of the basics—property operations, investments, and development—we outperformed our competitors in our markets and maintained financial flexibility despite the current economic environment. Looking to the future, we are guided by our commitment to superior customer service, enhanced operating performance, and long-term profitability.

To our shareholders,



Thomas A. Carr *Philip L. Hawkins*

As 2003 began, we were cautiously optimistic about the pace of the economic recovery. Now, as we look back over the last year, it is clear our caution was justified. Despite tough conditions, the company's financial performance met our expectations for the year.

Facing a difficult climate, the company executed well in property operations, investments, and development. We maintained financial flexibility and dividend coverage for our shareholders. Finally, we took important steps for the future. These actions reflect the extraordinary efforts and talents of CarrAmerica's people, and for that we thank them.

Moving into 2004, we will continue to improve and optimize every aspect of our company. We believe the results can be seen in the quality of our assets, the way we do business, and the way we serve our customers.

MAINTAINING FINANCIAL STRENGTH

Throughout 2003, the company demonstrated strength in its financial performance. Diluted earnings per share for 2003 were $0.89 on net income of $72.9 million, compared to diluted earnings per share of $1.39 on net income of $109.3 million for 2002.

Diluted Funds from Operations available to common shareholders (Diluted FFO) for 2003 were $178.5 million, or $3.07 per share, compared to $189.8 million, or $3.20 per share, for 2002. Excluding the impact of the HQ Global Workplaces, Inc. (HQ Global) lease guarantee charges, impairment losses on real estate, and the impact of preferred stock redemptions, Diluted FFO per share for 2003 would have been $3.34 versus $3.45 in 2002.

We have maintained our investment-grade ratings and a strong balance sheet through conservative management. This has afforded the company financial flexibility in the past year, and that philosophy will continue to guide us in the future.

During 2003, we addressed three core financial objectives—strengthening the balance sheet, lowering the overall cost of capital, and covering dividends and fixed charges. We completed the redemption of Series B, C, and D preferred shares at rates of approximately 8.5% and issued new 7.5% cumulative redeemable Series E preferred shares to favorably adjust our capital structure going forward. In keeping with our existing financial strategy, leverage remains comfortable for the company and will not be increased materially to grow assets.

In fulfilling our responsibilities as a REIT, we believe it's important to focus on the basics, and dividend coverage is chief among them. In spite of the continuing challenges in 2003, the company maintained dividend coverage for the year and a relatively low dividend payout ratio.

CHALLENGING OFFICE MARKET CONDITIONS

In the last year, the country has begun to see growth in the GNP, but growth in the employment figures has been slow to follow. Because jobs fuel the office market, its recovery continues to lag behind the overall economy. We expect the office market to remain soft this year and our operating conditions to continue to be difficult. That the national office market direct vacancy rate went from 15.6% in 2002 to 16.7% in the last year supports our cautious projections going forward.

There is, however, good news to report. Vacancies have stabilized or improved in most of our markets, new speculative office building deliveries have all but stopped, and there was positive demand for office space in most of our markets for the year. Some of the strongest demand continues to come from Southern California and metropolitan Washington, D.C., while Northern California continues to lag our other markets in terms of recovery. Specifically, San Diego, Orange County, and Northern Virginia all recognized net absorption for the year of 2.5% or greater of the office space inventory in each market.

STRONG OPERATING EXECUTION

Strong operating performance remains paramount in every aspect of the way we do business. This year's operational accomplishments were realized through the intense focus and market knowledge of our local teams.

Focusing on Leasing Performance

We remain in a recovering economy where tenants will defer office space decisions until the effects of the overall economic recovery are clear. By the close of 2003, market vacancy rates, including sublease space, appeared to have bottomed out nationally, running between 14% and 26% across all of our markets with the exception of Washington, D.C., which is now at 8.4%. Tenant demand in our markets increased modestly and rental rates began to stabilize.

Overall, our average 2003 portfolio vacancy rate was 11.1%, compared to a direct vacancy rate of 17.4% for the industry as a whole in our markets. This was accomplished in an environment of lease economics where rental rates were often lower than the ones they replaced and were often attended by tenant improvement incentives. Portfolio occupancy rates fell this year, largely due to early lease terminations caused by tenant credit issues. Although tenant demand remains well below historical averages, we leased 3.7 million square feet, exceeding our average volume of 2.4 million square feet over the last four years.

Our focus on local relationships and responsive decision making has been crucial in our successfully outperforming the overall markets. Looking back on 2003, several leasing transactions illustrate that point.

We were particularly proud to announce the 15-year lease of 417,000 square feet at International Square to Dickstein Shapiro Morin & Oshinsky LLP. Our Washington, D.C. market office team responded to the law firm's needs in all aspects of this transaction. Meeting their requirements—including timing, size, location, retail and office amenities, and commuter access—was a challenge we were uniquely positioned to address.

In our Northern California market, Ross Stores signed one of the largest deals completed in that market, a headquarters lease, occupying 150,000 square feet at CarrAmerica Corporate Center in Pleasanton. In another noteworthy transaction, Covad Communications Company signed an 86,196-square-foot headquarters lease in San Jose's Rio Robles Technology Center.

In our Southern California market, the company landed one of Orange County's most important new leases for 2003. The campus expansion of the University of Phoenix resulted in a 65,000-square-foot lease in Costa Mesa. This transaction brought the occupancy at South Coast Executive Centre to 95%.

Investing in Quality

In 2003, we increased the quality of the portfolio through four exciting new investments with an aggregate value of $429.0 million, in which CarrAmerica's investment was $169.0 million, including our share of assumed debt. Three of the four acquisitions were done off-market, capitalizing on the strength of our local presence and long-standing relationships. We also disposed of five non-strategic properties in Atlanta, San Diego, and Orange County for $46.5 million, resulting in an aggregate gain of $11.2 million net of impairment charges.

A key investment in 2003 involved the buyout of our joint venture partner in 1717 Pennsylvania Avenue. Strategically located in the first block west of the White House, the building is a 13-story, 184,446-square-foot, Class-A office property. The company paid $34.1 million, including the assumption of $12.0 million in existing mortgage debt, to bring our ownership in this fully leased trophy address to 100%. We are proud to strengthen further our position as the predominant landlord for the 1700 block of "America's Main Street," with interests in 1717, 1730, 1747, and 1775 Pennsylvania Avenue.

Two important investments in Los Angeles served to increase our investment profile in the Southern California market. 10 Universal City Plaza is a 775,000-square-foot, 35-story, Class-A, trophy-quality office building adjacent to the Burbank Media District submarket. The property was purchased for $190.0 million through a joint venture with Beacon Capital Partners, LLC. In addition to our 20% ownership position, the company will also provide leasing and property management services.

Our second Los Angeles investment, 1888 Century Park East, was purchased for $119.0 million, again through a joint venture with Beacon Capital. In addition to our 35% ownership position, we will provide property management services to this 475,000-square-foot, 21-story Century City building.



500 Forbes Boulevard

Finally, the company acquired 500 Forbes Boulevard, a two-story, 155,685-square-foot office and biotech building in South San Francisco, for $51.1 million. Built in 2003, the building features state-of-the-art lab and office space. It is 100% occupied by Cell Genesys under a long-term lease.

Each of these investment transactions shows how the company strives to influence positively the quality of assets and cash flow in the portfolio by recycling and upgrading, and by identifying transactions where we bring an advantage to the discussion.

Developing Exceptional Projects

Our overall development activity remained level in 2003, with $9.9 million in service fees compared to $9.8 million in 2002. Nonetheless, our development group continues to be one of the leaders in their field nationally. We are completing several projects awarded in the last few years, and the new engagements awarded this year demonstrate we are making



PROPERTY OPERATING INCOME[1]

by region



Pacific 53.4%
Eastern 30.5%
Central 8.0%
Mountain 8.1%

(1) Property operating income is total property operations revenue less property operating expenses.

DILUTED FUNDS FROM OPERATIONS

per share



$3.50
$3.00
$2.50
$2.00
01
02
03

Diluted FFO per share[2]

Diluted FFO per share excluding HQ lease guarantees, net investment write-off, impairment charges and preferred stock issuance costs[2]

(2) Refer to page 65 for reconciliation of diluted FFO per share to diluted earnings per share.

RENTAL PROPERTY (at cost)

in billions



$3.0
$2.5
$2.0
$1.5
01
02
03

FINANCIAL HIGHLIGHTS

in thousands	2001	2002	2003
Revenue:			
Rental revenue	$ 487,028	$ 495,385	$ 491,944
Real estate service revenue	$ 31,037	$ 24,538	$ 24,337
Net income	$ 79,061	$ 109,305	$ 72,937
Diluted funds from operations[1]	$ 163,576	$ 189,819	$ 178,450
Rental property at cost	$2,901,195	$3,031,155	$3,133,506
Portfolio (consolidated square feet)	20,293	20,303	20,393
Total market capitalization[2]	$3,551,724	$3,302,349	$3,676,533
Debt/total market capitalization[3]	39.6%	48.7%	47.2%

(1) Refer to page 66 for reconciliation of diluted funds from operations to net income.
(2) Refer to page 67 for components of market capitalization.
(3) Refer to page 67 for the computation of this percentage.

the best of a difficult development market. Given the challenging economy, we believe it has been prudent to shift the company's focus away from speculative development in favor of build-to-suit and fee-based services. Following that strategy, the development group continued to win some of the country's most prestigious engagements.

We completed Network Associates, Inc.'s 180,000-square-foot, three-story office building in suburban Dallas at the beginning of the year. Delivered ahead of schedule and under budget, we received an incentive fee in addition to the base fee for this engagement. In Washington, D.C., the International Monetary Fund's second headquarters building is moving toward completion, and The Atlantic Building, The Newseum, and Kennedy Center Plaza are among the development projects now underway.

Serving Our Customers

Property management is an area where our commitment to customer service is most evident. We see it in our positive customer surveys and in the recognition by our peers. This year, we were honored that our industry colleagues chose properties in our Dallas and D.C. markets as The Office Building of the Year in their respective categories. Among the property management contracts won by the company in 2003 were four properties in Northern Virginia, totaling more than 500,000 square feet, and The Lincoln at Legacy contract in Dallas. The Lincoln at Legacy is a two-building, 300,000-square-foot office property for which we also handle leasing activity.

TAKING STRATEGIC STEPS

By the close of the year, we undertook a careful evaluation of our business. Analyzing our relative strength in the company's markets, we decided to exit the Atlanta and Portland markets. In both markets, we felt our assets would have an underperforming return on invested capital compared to the long-term projections for the rest of our portfolio. In spite of the hard work and best efforts of our market offices there, neither Atlanta nor Portland was likely to be an appropriate venue for the leadership position we try to achieve in all our markets.

While our investments in these two markets represent only 6.2% of property operating income, this decision clearly demonstrates our commitment to refining and improving our operational performance and investment strategy over time.

Going forward, we believe a more concentrated focus will make us more profitable—both by reducing overhead and by increasing our market participation. Following this strategy will not adversely affect either our commitment to growing the size of the portfolio or our commitment to wide diversification in our tenant base.

REPORTING AND GOVERNANCE

This has been a year of great challenges and even greater accomplishments in the areas of reporting and governance.

Never before in our memory has there been so much turmoil in the world of accounting. Specifically, the regulatory bodies overseeing public companies called for changes to accounting standards and definitions that had a direct impact on our reporting. Implementing these changes may have made it more difficult for investors to follow financial results in 2003. We thank our shareholders for their patience in light of these short-term reporting challenges, and hope to experience more settled conditions in 2004.

As a result of our multi-year commitment to infrastructure enhancements, we successfully launched our new J.D. Edwards/ERP 8.0 finance and accounting system. The ERP 8.0 investment provides us more streamlined access to quality information, resulting in real operational savings. Going forward, these kinds of significant operational investments will continue to be made as needed.

Because of our ongoing commitment to funding operational improvements such as ERP 8.0, we were able to incorporate more efficiently the requirements arising from the Sarbanes-Oxley Act of 2002. Many thanks to the company team that devoted significant time and energy to this implementation. They made the transition to ERP 8.0 go smoothly for our employees and without disruption to our customers.

We are proud to maintain our standard of strong corporate governance in a highly entrepreneurial environment. The corporate governance initiatives the company put in place over the last two years have had the positive and ongoing impact we intended.

At the 2003 Annual Meeting, Jim Clark, an inside director, retired after 10 years of extremely effective service, and in July 2003, an outside director, Joan Carter, was elected. Consequently, the majority of our Board members are now independent directors. In addition, all our Board committees have been reconstituted, including the representation of only independent directors on the Audit, Nominating and Corporate Governance and Executive Compensation committees.

Following a shareholder resolution unanimously accepted by the Board and approved by the stockholders, all Board seats now carry a one-year term beginning in 2004, thus eliminating the staggered composition previously in place. This change in governance exemplifies the shareholder responsiveness we strive to achieve.

April 29, 2004, marks the last Board meeting for our founder and one of CarrAmerica's original directors, Oliver T. Carr, Jr. Although we will no longer benefit from his Board involvement, his entrepreneurial vision and commitment to quality will remain hallmarks of CarrAmerica's corporate culture.

We rely on the fact that our entire Board of Directors is composed of tremendously skilled individuals. We sincerely thank them for their time and attention.

LOOKING TO 2004

We expect office market conditions will experience a slow, gradual recovery as the overall economy improves. However, because of the lagging relationship between the overall economic recovery and the office market recovery, the operating environment will remain difficult. Going forward, we remain focused on retaining customers and increasing occupancy.

With regard to our investments, we plan to execute the sale of non-strategic assets and sharpen our acquisition focus. In doing so, we will continue to reposition positively the company's portfolio. As in 2003, we anticipate that these strategies will make the company a modest net buyer while upgrading our portfolio overall.

We continue to focus on maintaining financial flexibility and a strong balance sheet, covering dividends and fixed charges, and improving the quality of our portfolio and its cash flow.

Finally, looking to 2004 and beyond, we continue our commitment to superior customer service and the positive impact it has on operating performance and long-term profitability.

Thomas A. Carr
Chairman of the Board and Chief Executive Officer

Philip L. Hawkins
President and Chief Operating Officer

America's workplace, from coast...

One of 2003's highlights in the Washington, D.C. market was the opening of Terrell Place. This project is a classic example of how CarrAmerica does business. We invested in the project in a joint venture with a client of JP Morgan. The company is also providing development, property management, and leasing services. With regard to its development, many team members consider Terrell Place to be the most complex project CarrAmerica has ever done.

The challenging design, construction, and operational issues of this project all played out in a complicated historic preservation context. A 1924 building formerly housing a department store, four Victorian townhouse facades, and a new, 11-story building were combined to create a 476,000-square-foot complex of integrated office and retail space. Complementary residential space, featuring 29 luxury condominiums, was created within and above adjacent historic buildings.

The Terrell Place development was also unique from a land use perspective. Terrell Place's strategic location in the downtown district mandated that it also create special retail and arts spaces, contributing further to its unique character as a major new office development which both serves its important Washington tenants while energizing the 24-hour vitality of its community. Developing this multifaceted project while preparing to add a new Shakespeare Theatre next door, has been a challenging and rewarding development experience.

We are particularly proud to have named this property for Mary Church Terrell, the civil rights activist who, among her many accomplishments, led efforts resulting in the desegregation of Washington's dining establishments—including one that existed where Terrell Place now stands. We encourage you to visit the exhibit hall honoring her accomplishments in the Terrell Place lobby.

Another significant investment, buying out our partner to gain 100% ownership of 1717 Pennsylvania Avenue, was a major accomplishment given that Washington remains such a challenging acquisition market.

Washington is also the location of many of the prestigious fee-based projects CarrAmerica is developing. When completed, the value of the current D.C. development projects will exceed $1.0 billion. With current projects including the Kennedy Center Plaza, The Newseum, the second headquarters building for the International Monetary Fund, and the proposed Shakespeare Theatre, CarrAmerica continues to define the cityscape of our nation's capital.

"The company is particularly pleased to take such a substantive role in the city's transformation," said Robert O. Carr, President of CarrAmerica Urban Development, CarrAmerica's affiliate focused exclusively on urban development opportunities in Washington, D.C. "We value our responsibilities to these very special clients and projects."

Our property management and leasing teams also had a good year in this market. "That we take property management and tenant satisfaction so seriously is illustrated by 1201 F Street being honored by the Building Owners and Managers Association as The Office Building of the Year for its size in the middle Atlantic region," said John Donovan, Washington's Senior Managing Director. "By keeping tenant satisfaction paramount, we reap the rewards in lease renewals as well as in the attraction of new tenants. It shows in our occupancy compared to the overall market."

Looking at the downtown Washington office market, the vacancy rate was the lowest of any major urban market, 8.4% at year's end. It is a testament to the quality of our properties and the skill and dedication of our leasing and property management personnel that, at year-end 2003, the vacancy rate for CarrAmerica's Washington, D.C. portfolio (consolidated and joint venture) was only 2%. We had some noteworthy leasing activity in a challenging leasing environment. This included the 15-year lease of 417,000 square feet in International Square to the law firm of Dickstein Shapiro Morin & Oshinsky LLP. We were also pleased to welcome the law firm of Venable LLP as the lead tenant in Terrell Place with 242,000 square feet. Finally, the law firm of Alston & Bird signed a 119,000-square-foot pre-lease for approximately half the space in The Atlantic Building— a complex project combining historic preservation with new construction—recently started at 950 F Street, N.W., for which we are providing development, property management, and leasing services as well as mezzanine financing to the property owner.

We remain proud of our work in Washington, D.C.—CarrAmerica's headquarters and first market office.



Terrell Place Atrium



[illegible]embers of CarrAmerica's Terrell Place Team
[illegible] the Seventh Street Lobby

[illegible]
[illegible] Carr, President, CarrAmerica Urban Development, LLC
[illegible], Senior Vice President, Leasing
[illegible], Senior Managing Director, Metropolitan Washington, D.C.
[illegible], General Manager
[illegible], Vice President, Leasing
[illegible], Vice President/Senior Project Manager, Development
[illegible], Senior Vice President, CarrAmerica Urban Development, LLC





...to coast

CarrAmerica's Southern California market office covers three distinct and significant markets—Los Angeles, Orange County, and San Diego. We have increased occupancy and surpassed the market throughout the region, with our total occupancy now at approximately 90%.

Our Southern California team believes this success is a result of greater responsiveness and attentive broker relationships. The leasing team completed 71 lease transactions in 2003, including a 65,000-square-foot campus expansion for the University of Phoenix in Costa Mesa. The market office can take credit for one of Orange County's most significant 2003 lease transactions, bringing the occupancy at South Coast Executive Centre to 95%. Another noteworthy transaction was the lease extension with Pinkerton's, Inc. and Burns International, both Securitas companies. Pleased with the relationship, they renewed their 72,610-square-foot lease at Westlake Spectrum in Westlake Village.

The real story for Southern California in 2003 is the repositioning and upgrading of our investment portfolio in this market. This year brought the disposition of three smaller, non-strategic suburban properties and the investment in two significant urban high-rise buildings in Los Angeles.

10 Universal City Plaza is a landmark building and one of L.A.'s premier office towers. The company formed a joint venture with Beacon Capital Partners to pay $190.0 million for the 775,000-square-foot, 35-story, Class-A, trophy-quality office building adjacent to the Burbank Media District submarket.

1888 Century Park East, our second Los Angeles investment, was acquired for $119.0 million through another joint venture with Beacon. CarrAmerica will provide property management services for this 475,000-square-foot, 21-story Century City building, as well as leasing and management for 10 Universal City Plaza. Both of these high-profile investment transactions were successful because we went to great lengths to work within, and be responsive to, the seller's requirements.

Looking to the future, we are very optimistic about Southern California. In the words of Malcolm O'Donnell, our Managing Director for this market, "We are bullish about job growth in our region and look forward to expanding our portfolio in Southern California. We believe the company is well positioned to capitalize and benefit from future growth here."



CarrAmerica's Southern California Management Team

[illegible]

[illegible] O'Donnell, Market Managing Director

[illegible] Fishburn, Senior Vice President for Leasing and Marketing

[illegible], Vice President and Director of Operations

10 Universal City Plaza




UNIVERSAL



Executive Officers and Board of Directors

EXECUTIVE OFFICERS

Thomas A. Carr
Chairman and
Chief Executive Officer

Philip L. Hawkins
President and
Chief Operating Officer

Stephen E. Riffee
Chief Financial Officer

Karen B. Dorigan
Chief Investment Officer

Linda A. Madrid
Managing Director, General Counsel
and Corporate Secretary

BOARD OF DIRECTORS

Thomas A. Carr
Chairman and
Chief Executive Officer
CarrAmerica Realty Corporation

Oliver T. Carr, Jr.
Chairman
The Oliver Carr Company

Andrew F. Brimmer
President
Brimmer & Company, Inc.

Joan Carter
Co-founder and President
UM Holdings, Ltd.

Philip L. Hawkins
President and
Chief Operating Officer
CarrAmerica Realty Corporation

Timothy Howard
Vice Chairman and
Chief Financial Officer
Fannie Mae

Robert E. Torray
Founder and Chairman
Robert E. Torray & Company, Inc.

Wesley S. Williams, Jr.
Partner
Covington & Burling

Selected Financial Data

The following table sets forth selected financial and operating information. The financial and operating data have been derived from our consolidated financial statements for each of the periods presented.

The following selected financial and operating information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and related notes included elsewhere in this Annual Report:

	Year Ended December 31,				
(In thousands, except per share data)	2003	2002	2001	2000	1999
Operating Data:					
Real Estate Operating Revenue (from continuing operations):					
Rental revenue	$491,944	$495,385	$487,028	$516,183	$486,353
Real estate service revenue	24,337	24,538	31,037	26,172	17,054
Income from continuing operations	59,948	83,463	69,545	140,142	146,321
Income (loss) from discontinued operations[1]	2,672	6,757	9,516	7,473	(3,104)
Gain on sale of discontinued operations, net of tax[1]	10,317	19,085	—	31,852	—
Dividends paid to common stockholders	104,293	105,929	114,106	123,245	125,876
Share and Per Share Data:					
Basic income from continuing operations[2]	0.64	0.92	0.57	1.59	1.64
Diluted income from continuing operations[2]	0.64	0.91	0.56	1.55	1.64
Income (loss) from discontinued operations—diluted	0.05	0.13	0.16	0.11	(0.05)
Gain on sale of discontinued operations—diluted	0.20	0.35	—	0.47	—
Dividends paid to common shareholders	2.00	2.00	1.85	1.85	1.85
Weighted average shares outstanding—basic	51,913	52,817	61,010	66,221	67,858
Weighted average shares outstanding—diluted	52,573	53,727	62,442	67,649	67,982

	As of or for the Year Ended December 31,				
(In thousands)	2003	2002	2001	2000	1999
Balance Sheet Data:					
Real estate, before accumulated depreciation	$3,133,506	$3,031,155	$2,901,195	$2,830,413	$3,082,998
Total assets	2,836,018	2,817,920	2,778,543	3,072,841	3,479,072
Mortgages and notes payable	1,727,648	1,603,949	1,399,230	1,204,007	1,594,399
Minority interest	70,456	76,222	83,393	89,687	92,586
Total stockholders' equity	907,571	997,791	1,177,807	1,646,706	1,686,715
Total common shares outstanding	52,881	51,836	51,965	65,018	66,826
Other Data:					
Net cash provided by operating activities	$ 167,140	$ 212,119	$ 220,830	$ 179,054	$ 175,069
Net cash (used by) provided by investing activities	(89,604)	(44,066)	101,204	567,477	83,647
Net cash used by financing activities	(78,475)	(170,972)	(338,581)	(773,713)	(238,366)

1. In 2002 and 2003, we sold or held for sale operating properties whose operations and gain are classified as discontinued operations for all years presented. For the years, 1999–2000, discontinued operations also includes HQ Global.

2. EPS for 2002 has been restated for the retroactive application of EITF Issue D-42 to reflect original issuance costs associated with preferred stock redeemed as a reduction of net income available to common shareholders in calculating EPS. The effect of this change was to retroactively reduce EPS by $0.09 per share in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion that follows is based primarily on our consolidated financial statements as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 and should be read along with the consolidated financial statements and related notes. The ability to compare one period to another may be significantly affected by acquisitions completed, development properties placed in service and dispositions made during those years. The number of operating office buildings that we owned and were consolidated in the financial statements were 259 in 2003, 260 in 2002 and 254 in 2001.

As a result of the recent weak economic climate, the office real estate markets have been materially affected. The contraction of office workforces has reduced demand for office space and overall vacancy rates for office properties increased in all of our markets through 2002 and our operations were adversely impacted. In 2003, vacancy rates appeared to peak in many of our markets and some positive net absorption of space started to occur. With respect to our four largest markets, Washington, D.C., Southern California and Eastside Seattle experienced positive net absorption and decreasing vacancy rates in 2003. Within the Washington, D.C. region, Northern Virginia's vacancy rates declined in 2003 while downtown Washington, D.C.'s vacancy rate increased slightly due to construction deliveries. However, with a vacancy rate of 8.4% at the end of 2003, downtown Washington, D.C. remains one of the healthiest markets in the United States. Northern California has experienced some positive net absorption in small pockets, but overall the market has continued to show negative net absorption and increased vacancy rates. We expect Northern California's office rental market recovery to lag behind our other markets. However, because vacancy rates are still at high levels in most markets, we do not expect any material improvement in leasing conditions until later in 2004. The occupancy in our portfolio of stabilized operating properties decreased to 87.8% at December 31, 2003 compared to 92.3% at December 31, 2002 and 95.3% at December 31, 2001. Market rental rates have declined in most markets from peak levels and there may be additional declines in some markets in 2004. Rental rates on space that was re-leased in 2003 and 2002 decreased an average of 12.3% and 12.1%, respectively, in comparison to rates that were in effect under expiring leases.

GENERAL

During 2003, we completed the following significant transactions:

- We repurchased 322,600 shares of our common stock for approximately $7.9 million.
- We redeemed 10.2 million shares of our Series B, C and D Redeemable Preferred Stock for $254.5 million excluding dividends.
- We disposed of five operating properties and one parcel of land generating net proceeds of approximately $51.9 million.
- We acquired interests in four operating properties, directly or through joint ventures, for an aggregate investment of $112.4 million, including assumed debt.
- We issued 8.05 million shares of preferred stock for net proceeds of approximately $194.7 million.

At the end of 2003, we decided, based on their returns and market factors, that we will exit the Portland and Atlanta markets as soon as practicable. We expect to begin marketing these properties late in the first quarter of 2004. We intend to reinvest the proceeds from the sale of the Portland/Atlanta properties in other markets where we believe we will recognize a greater return on our invested capital. A summary of the net book value of the assets and operating results of our Portland and Atlanta properties as of and for the year ended December 31, 2003 is as follows:

(In thousands)	Amount	% of Total
Assets (net book value)	$206,402	7.3%
Rental revenue	33,663	6.5%
Property operating income[1]	19,683	6.2%

1. Property operating income is property operations revenue less property operating expenses.

During 2002, we completed the following significant transactions:

- We issued $400.0 million of 7.125% senior unsecured notes in January 2002, $50.0 million of 5.261% senior unsecured notes in November 2002 and $175.0 million of 5.25% senior unsecured notes in November 2002.
- We entered into interest rate swap agreements with notional amounts of $150.0 million and $175.0 million which hedge certain senior unsecured notes, effectively converting this fixed rate debt to variable rate debt.
- We repurchased and redeemed an aggregate of approximately 5.8 million shares of our preferred stock for approximately $145.5 million.

- We repurchased approximately 1.4 million shares of our common stock for approximately $35.9 million.
- We acquired five operating properties for an aggregate purchase price of approximately $216.1 million, including assumed debt.
- We disposed of four operating properties (one owned through a joint venture) for aggregate net proceeds of approximately $176.1 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. Our critical accounting policies and estimates relate to evaluating the impairment of long-lived assets and investments, allocating the purchase cost of acquired properties, assessing our probable liability under lease guarantees for HQ Global Workplaces, Inc. ("HQ Global") and evaluating the collectibility of accounts receivable.

We assess the useful lives of our assets on a regular basis. If events or changes in circumstances indicate that the carrying value of a rental property to be held and used or land held for development may be impaired, we perform a recoverability analysis based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property and related assets, such as tenant improvements and lease commissions, are written down to estimated fair value and an impairment loss is recognized. If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Changes in estimated future cash flows due to changes in our plans or views of market and economic conditions could result in recognition of additional impairment losses which, under applicable accounting guidance, could be substantial.

If events or circumstances indicate that the fair value of an investment has declined below its carrying value and we consider the decline to be "other than temporary," the investment is written down to fair value and an impairment loss is recognized. For example, our evaluation of impairment of our investment in HQ Global in 2001 was based on a number of factors. These factors included: analysis of the financial condition and operating results for HQ Global; the inability of HQ Global to remain in compliance with provisions of its debt agreements and its failure to reach an agreement with lenders on a restructuring of its debt prior to the expiration of a forbearance period in December 2001; the losses of key board members and executives by HQ Global, particularly in the last half of 2001; and the announcement by FrontLine Capital Group, HQ Global's controlling shareholder, in November 2001 that it had recognized an impairment in the value of intangible assets relating to HQ Global. Based on our evaluation, we determined in the fourth quarter of 2001 that our investment in HQ Global was impaired on an "other than temporary" basis and that our investment in HQ Global had no value. Accordingly, we wrote down the carrying value of our investment to zero and recognized the loss in continuing operations.

We allocate the purchase cost of acquired properties to the related physical assets and in-place leases based on their fair values. The fair values of acquired office buildings are determined on an "if-vacant" basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. The "if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases includes the effect of leases with above or below market rents, where applicable, customer relationship value and the cost of acquiring existing tenants at the date of acquisition. Above market and below market in-place lease values are determined on a lease by lease basis based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) our estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. The capitalized below market lease values are amortized as an increase to rental income over the initial term and any below market renewal periods of the related leases. Capitalized above market lease values are amortized as a decrease to rental income over the initial term of the related leases. Customer relationship values are determined based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics we consider include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of customer relationship intangibles is amortized to expense over the lesser of the initial lease term and any expected renewal periods or the remaining useful life of the building. We determine the fair value of the cost of acquiring existing tenants by estimating the lease commissions avoided by having in place tenants and avoided lost operating income for the estimated period required to lease the space occupied by existing tenants at the acquisition date. The cost of acquiring existing tenants is amortized to expense over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to expense. Changes in the assumptions used in the allocation of the purchase cost among the acquired properties would affect the timing of recognition of the related revenue and expenses.

As a result of the bankruptcy of HQ Global, we were required to make estimates regarding our probable liability under guarantees of HQ Global's performance under four office leases. After carefully evaluating the facts and circumstances of each property and developments in the bankruptcy proceedings, we accrued a loss of $8.7 million in 2002, our best estimate of the probable liability related to these guarantees. Our estimated loss was based on such factors as the expected period of vacancy for the space before it could be relet, expected rental rates and other factors. Circumstances surrounding these guarantees changed and we accrued a net additional loss of $0.8 million in 2003.

Our allowance for doubtful accounts receivable is established based on analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivable, the payment history of the tenant or other debtor, the amount of security we hold, the financial condition of the tenant and our assessment of its ability to meet its lease obligations, the basis for any disputes and the status of related negotiations, etc. Our estimate of the required allowance, which is reviewed on a quarterly basis, is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on our tenants, particularly in our largest markets (i.e., the San Francisco Bay and Washington, D.C. Metro areas). For example, due to economic conditions and analysis of our accounts receivable, we increased our provision for uncollectible accounts (and related accrued straight-line rents) by approximately $2.6 million, $7.1 million and $5.5 million for 2003, 2002 and 2001, respectively. The decrease in the addition to our provision for uncollectible accounts in 2003 was due primarily to a reduction in delinquent tenants as marginal tenants' leases were terminated or sublet and the effects of an improving economy.

RESULTS OF OPERATIONS

Property Operations Revenue

Property operations revenue is summarized as follows:

	For the Year Ended December 31,			Variance	
(In millions)	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Minimum base rent	$411.7	$414.4	$411.2	$(2.7)	$3.2
Recoveries from tenants	62.0	67.4	63.9	(5.4)	3.5
Parking and other tenant charges	18.2	13.6	11.9	4.6	1.7

Property operations revenue is composed of minimum base rent from our office buildings, revenue from the recovery of operating expenses from our tenants and other revenue such as parking and termination fees. Occupancy rates in our buildings began to decline in most of our markets in late 2001 and continued to decline through 2002 and 2003. In second half of 2003, occupancy rates began to stabilize in most of our markets. The decline negatively affected our operating revenue. Occupancy in stabilized buildings (buildings in operation more than one year) by market as of December 31, 2003, 2002 and 2001 was as follows:

	December 31, 2003		December 31, 2002		December 31, 2001	
Market	Rentable Square Footage	Percent Leased	Rentable Square Footage	Percent Leased	Rentable Square Footage	Percent Leased
Washington, DC Metro	3,710,396	96.6	3,522,714	96.7	2,929,089	99.1
Chicago	1,225,699	69.1	1,237,565	86.4	1,227,656	91.8
Atlanta	1,690,565	81.2	1,774,263	83.4	1,770,836	89.3
Dallas	1,006,267	80.7	1,007,309	86.6	1,611,951	97.0
Austin	432,050	80.9	432,083	88.0	626,278	83.5
Denver	904,717	93.3	815,529	97.8	815,788	97.1
Phoenix	532,506	100.0	532,506	100.0	532,506	100.0
Portland	275,193	80.7	275,193	80.7	275,193	90.8
Seattle	1,498,804	78.7	1,501,368	96.8	1,501,679	97.6
Salt Lake City	628,331	86.2	630,029	92.7	702,117	98.0
San Francisco Bay Area	5,667,632	88.3	5,507,607	94.7	5,416,697	96.5
Orange County/Los Angeles	1,629,086	93.4	1,812,764	84.2	1,813,732	93.3
San Diego	1,191,950	92.0	1,254,095	95.8	1,069,709	93.5
Total	20,393,196	87.8	20,303,025	92.3	20,293,231	95.3

Minimum Base Rent

Minimum base rent decreased $2.7 million (0.7%) in 2003 compared to 2002 and increased $3.2 million (0.8%) in 2002 as compared to 2001. The decrease in minimum base rent in 2003 was due primarily to higher vacancies and lower rental rates ($23.0 million) partially offset by rents from buildings we acquired in 2003 and 2002 ($20.3 million). The increase in minimum base rent in 2002 was due primarily to higher base rents from buildings we acquired in 2002 ($8.6 million), partially offset by higher vacancies and lower rental rates ($5.8 million). We expect minimum base rent to continue to be under downward pressure into 2004 as a result of re-leasing space at lower rates than those that were in effect under expiring leases.

Our lease rollover by square footage and rent at December 31, 2003 is as follows:

Year of Lease Expiration	Net Rentable Area Subject to Expiring Leases (sq. ft.)[1]	Annual Base Rent under Expiring Leases (000's)	Percent of Total Annual Base Rent Represented by Expiring Leases
2004	2,418,508	$49,960	12.0%
2005	2,105,530	45,963	11.1%
2006	2,398,307	58,994	14.2%
2007	2,699,431	63,785	15.4%
2008	2,499,006	48,918	11.8%
2009	1,832,854	36,492	8.8%
2010	799,356	19,769	4.8%
2011	461,169	9,338	2.3%
2012	1,081,831	26,900	6.5%
2013	502,294	7,775	1.9%
2014 and thereafter	1,109,291	47,054	11.2%

1. Does not include 2.5 million square feet of vacant space.

Recoveries from Tenants

Recoveries from tenants decreased $5.4 million (8.0%) in 2003 from 2002. The reduction in recoveries from tenants is primarily the result of higher vacancies and new base years for new and renewing tenants partially offset by building acquisitions. Recoveries from tenants increased $3.5 million (5.5%) in 2002 from 2001. The increase was due primarily to higher recoveries of real estate taxes and insurance expense which increased significantly in 2002 for the reasons discussed below.

Parking and Other Tenant Charges

Parking and other tenant charges increased $4.6 million (33.8%) in 2003 from 2002. Lease termination fees were $2.0 million higher in 2003 ($6.4 million) than 2002 ($4.4 million). Lease termination fees are paid by a tenant in exchange for our agreement to terminate the lease. Vacancies created as a result of these terminations negatively impact future rents until the space is relet. Other tenant charges increased $2.6 million in 2003 from 2002 due primarily to a fee to restore a tenant's space ($1.2 million) and increased parking revenue, principally from acquired properties ($1.4 million). Parking and other tenant charges increased $1.7 million (14.3%) in 2002 from 2001. This increase was due primarily to higher lease termination fees.

Property Expenses

Property expenses are summarized as follows:

	For the Year Ended December 31,			Variance	
(In millions)	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Property operating expenses	$128.8	$125.1	$120.6	$ 3.7	$4.5
Real estate taxes	43.2	44.0	38.6	(0.8)	5.4

Property operating expenses increased $3.7 million (3.0%) in 2003 from 2002 due primarily to higher insurance expense ($2.4 million), repairs and maintenance ($2.0 million), ground rent ($1.2 million), utilities ($0.4 million) and salaries and benefits ($0.3 million). These increases were partially offset by lower bad debt expense ($4.5 million). The increase in insurance expense was due primarily to the effect of increases in our property and casualty insurance premiums and the cost of terrorism coverage upon renewal of our policies in June 2002. The increases in the other expenses are due primarily to expenses of properties acquired in 2003 and 2002. The decrease in bad debts is due primarily to a reduction in delinquent tenants as marginal tenants' leases were terminated or sublet and the effects of an improving economy. Property operating expenses increased $4.5 million (3.7%) in 2002 from 2001 as a result of higher insurance expense ($5.0 million) and higher security costs ($0.9 million). The increase in insurance expense was due primarily to general increases in insurance premiums and the cost of terrorism coverage. These increases were partially offset by lower rent expense ($2.2 million) resulting from the termination of a master lease on a property in the Washington, D.C. Metro market.

Real estate taxes decreased $0.8 million (1.8%) in 2003 from 2002 as a result of real estate tax refunds and lower property assessments. Real estate taxes increased $5.4 million (14.0%) in 2002 from 2001 due primarily to higher tax assessments in the Washington, D.C. Metro market.

Property Operating Income

As discussed in note 15 of the Notes to Consolidated Financial Statements, property operating income is the performance measure used to assess the results of our real estate property operations segment. Property operating income, defined as property operations revenue less property expenses, is summarized as follows:

	For the Year Ended December 31,			Variance	
(In millions)	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Property operating income	$319.9	$326.3	$327.8	$(6.4)	$(1.5)
Property operating income percent	65.0%	65.9%	67.3%		

Property operating income decreased $6.4 million (2.0%) in 2003 compared to 2002 due primarily to the impact of increased vacancies on rental income and recovery revenue in addition to higher property operating expenses. Property operating income as a percentage of property operations revenue declined to 65.0% in 2003 from 65.9% in 2002 for the same reasons. Property operating income decreased $1.5 million (0.5%) in 2002 compared to 2001. Property operating income as a percentage of property operations revenue declined to 65.9% in 2002 from 67.3% in 2001. These decreases are due primarily to increased vacancies.

Real Estate Service Revenue

Real estate service revenue, which includes our third party property management services and our development services, was relatively flat in 2003 compared to 2002. Real estate service revenue was flat as a result of decreased facilities and property management revenues ($0.7 million) partially offset by increased leasing fee revenues ($0.5 million). However, real estate service revenue in 2003 includes $2.1 million of one-time incentive fees related to development projects which offset a decrease in non-incentive based development fee revenue of approximately the same amount. Real estate service revenue decreased $6.5 million (20.9%) in 2002 from 2001. The decrease occurred primarily because we earned one-time incentive fees related to the development of properties in 2001 ($5.2 million) and because leasing activity related to properties we manage for others decreased as a result of the economic and rental market conditions discussed above.

General and Administrative Expense

General and administrative expenses increased $1.1 million (2.7%) in 2003 from 2002 due primarily to higher payroll costs, including incentive compensation.

General and administrative expenses decreased $7.8 million (15.8%) in 2002 from 2001. This decrease was due primarily to lower costs as a result of the savings derived from completing the implementation of our Shared Service Center and completing portions of our internal process improvement efforts, reductions in incentive compensation and cost containment efforts.

Depreciation and Amortization

Depreciation and amortization increased $6.0 million (4.8%) in 2003 from 2002 due primarily to property acquisitions in 2003 and 2002, including the amortization of intangible assets related to property acquisitions ($7.4 million), partially offset by decreased tenant improvement and lease commission depreciation and amortization as a result of higher vacancies.

Depreciation and amortization increased $6.3 million (5.3%) in 2002 from 2001. The increase was due primarily to the acquisition of properties and development properties placed in service and the write-off of tenant improvement balances for defaulting tenants.

Interest Expense

Interest expense increased $5.5 million (5.5%) in 2003 from 2002. This increase was due primarily to higher debt levels ($192.6 million on average) to finance our repurchases of common and preferred stock in the latter half of 2002 and 2003 and our acquisitions of properties. The effect of this increase was partially offset by a decrease in our weighted average interest rate of approximately 50 basis points.

Interest expense increased $15.3 million (18.3%) in 2002 from 2001. This increase was due primarily to higher debt levels to finance of our repurchase of preferred stock in the third quarter of 2002 and our repurchase of common shares in late 2001 (which we financed with a $400.0 million public debt offering in the first quarter of 2002) and two additional public debt offerings aggregating $225.0 million in the fourth quarter of 2002. The effect of these increases was partially offset by a decrease in short-term interest rates on our variable rate line of credit, our interest rate swap agreements and repayment of higher rate mortgages.

Other Income and Expense

Other income (expense) was $6.3 million, $(0.9) million and $(29.9) million in 2003, 2002 and 2001, respectively. Equity in earnings of unconsolidated entities decreased $0.2 million in 2003 from 2002 due to increased vacancies in the properties and the sale of one joint venture in the fourth quarter of 2002, partially offset by our equity in earnings of $0.6 million from new unconsolidated ventures in the second and fourth quarters of 2003. Equity in earnings from unconsolidated entities decreased $2.1 million in 2002 from 2001. This decrease was due primarily to decreased earnings of Carr Office Park, L.L.C. as a result of higher interest expense.

Other items affecting other income and expense included losses we accrued in 2003 and 2002 related to lease guarantees associated with HQ Global of $0.8 million and $8.7 million, respectively. In 2001, we recognized an impairment loss of $42.2 million related to our investment in HQ Global (see "Liquidity and Capital Resources" for additional discussion of these losses).

Gain on Sale of Properties, Impairment Losses on Real Estate and Discontinued Property Operations

The table below summarizes property sales for 2003, 2002 and 2001:

2003			2002			2001		
Property Name	Sale Date	Square Footage	Property Name	Sale Date	Square Footage	Property Name	Sale Date	Square Footage
Wateridge	May-03	62,194	Wasatch 17	May-02	72,088	Camelback	Feb-01	201,373
Katella	Aug-03	80,609	Commons @			Pointe Corridor	Feb-01	178,114
Pacificare	Sep-03	104,377	Las Colinas	Aug-02	604,234	Four Gateway	Feb-01	136,817
Lakewood	Sep-03	80,816	Braker Point	Aug-02	195,230	Highland Park	Feb-01	78,970
Century Springs	Nov-03	95,206				The Grove at Black Canyon	Feb-01	104,571
						Concord Place	Feb-01	133,555
Total		423,202	Total		871,552	Total		833,400

We dispose of assets (sometimes using tax-deferred exchanges) that are inconsistent with our long-term strategic or return objectives or where market conditions for sale are favorable. The proceeds from the sales are redeployed into other properties or used to fund development operations or to support other corporate needs.

During 2003, we disposed of five operating properties and one parcel of land, recognizing a gain of $14.5 million, $10.3 million of which is classified as discontinued operations. We continue to manage two properties (Wateridge and Lakewood) under management agreements and the gain on these sales and the operating results of these properties are not classified as discontinued operations due to our continuing involvement. We have no continuing involvement with the Katella, Pacificare and Century Springs properties and, accordingly, the gains on these sales and the operating results of the properties are classified as discontinued operations. We also recognized an impairment loss of $2.7 million on the Lakewood property in the second quarter of 2003, the sale of which closed in the third quarter of 2003; an impairment loss of $3.0 million on our Tower of the Hills property, the sale of which is expected to close in the first quarter of 2004; and an impairment loss of $1.5 million on land holdings. These impairment losses were recognized as the properties estimated fair market values less costs to sell were less than their carrying amounts.

During 2002, we disposed of four operating properties, recognizing a gain of $34.7 million, $19.1 million of which is classified as discontinued operations. This gain includes our share of gain on a sale of a property in which we held an interest through an unconsolidated entity ($4.9 million). We continued to manage two of the properties (Wasatch 17 and Braker Point) under management agreements and, accordingly, the operating results of the properties and the gains on the sales are not classified as discontinued operations due to our continuing involvement. We had no continuing involvement with Commons at Las Colinas and, accordingly, the gain on sale and results of operations of the property are classified as discontinued operations. We also recognized impairment losses of $2.5 million on land holdings.

During 2001, we disposed of seven operating properties, one property under development and three parcels of land held for development. We recognized a gain of $4.5 million on these transactions. We also recognized an impairment loss of $1.5 million on land holdings.

Discontinued operations—net operations of properties sold decreased $4.1 million for 2003 compared to 2002. The decrease in net operations of properties sold is due primarily to the Commons at Las Colinas which was sold in August 2002. The Commons at Las Colinas was a significantly larger property than the properties sold and included in discontinued operations in 2003. Discontinued operations—net operations of properties sold decreased $2.7 million for 2002 compared to 2001 for the same reason.

Operating results of the properties classified as discontinued operations are summarized as follows:

(In thousands)	2003	2002	2001
Revenues	$6,673	$15,564	$20,581
Property expenses	2,862	3,634	3,636
Depreciation and amortization	1,139	5,173	7,429
	$2,672	$ 6,757	$ 9,516

Consolidated Cash Flows

Consolidated cash flow information is summarized as follows:

	For the Year Ended December 31,			Variance	
(In millions)	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Cash provided by operating activities	$167.1	$ 212.1	$ 220.8	$(45.0)	$ (8.7)
Cash (used by) provided by investing activities	(89.6)	(44.1)	101.2	(45.5)	(145.3)
Cash used by financing activities	(78.5)	(171.0)	(338.6)	92.5	167.6

Operations generated $167.1 million of net cash in 2003 compared to $212.1 million in 2002 and $220.8 million in 2001. The changes in cash flow from operating activities were primarily the result of factors discussed above in the analysis of operating results. The level of net cash provided by operating activities is also affected by the timing of receipt of revenues and payment of expenses, including in 2001 income taxes relating to sales of properties and discontinued operations completed in 2000.

Our investing activities used net cash of $89.6 million in 2003 and $44.1 million in 2002 and provided net cash of $101.2 million in 2001. The change in cash flows from investing activities in 2003 is due primarily to decreased cash from dispositions of properties ($110.0 million) partially offset by decreased acquisitions and additions of real estate, including investments in joint ventures ($62.3 million). The change in cash flows from investing activities in 2002 was due primarily to increased acquisition and development of operating properties ($151.3 million). There were decreases in cash used for construction of properties ($24.7 million) and land acquisitions ($35.6 million) in 2002 due to lower levels of internal development activity. Distributions from unconsolidated entities also decreased in 2002, as 2001 included a distribution from Carr Office Park, L.L.C. ($77.9 million) of proceeds from third-party financing of its properties.

Our financing activities used net cash of $78.5 million in 2003 compared to $171.0 million in 2002 and $338.6 million in 2001. The decrease in net cash used by financing activities in 2003 from 2002 is due primarily to the issuance of preferred stock ($194.7 million) and lower dividend payments ($13.1 million) partially offset by higher share repurchases and redemptions ($81.0 million) and decreased net borrowings ($29.1 million). The decrease in net cash used by financing activities in 2002 from 2001 was due primarily to lower dividend payments ($11.3 million) and decreased stock repurchases ($246.9 million) partially offset by decreased net borrowings ($89.4 million).

LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of capital are our real estate operations and our unsecured credit facility. As of December 31, 2003, we had approximately $4.3 million in cash and cash equivalents and $242.5 million available for borrowing under our unsecured credit facility. We derive substantially all of our revenue from tenants under leases at our properties. Our operating cash flow therefore depends materially on the rents that we are able to charge to our tenants, and the ability of these tenants to make their rental payments.

Our primary uses of cash are to fund distributions to stockholders, to fund capital investment in our existing portfolio of operating assets, and to fund new acquisitions and our development activities. As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annual basis. We also regularly require capital to invest in our existing portfolio of operating assets in connection with large-scale renovations, routine capital improvements, deferred maintenance on properties we have recently acquired, and our leasing activities, including funding tenant improvements, allowances and leasing commissions. The amounts of the leasing-related expenditures can vary significantly depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the life of the leases.

During 2004, we expect that we will have significant capital requirements, including the following items. There can be no assurance that our capital requirements will not be materially higher or lower than these expectations.

- Funding dividends on our common and preferred stock and making distributions to third party unit holders in certain of our subsidiaries;
- Approximately $60–$80 million to invest in our existing portfolio of operating assets, including approximately $50–$70 million to fund tenant-related capital requirements;
- Approximately $50 million to fund our expected property acquisitions (net of our expected property dispositions, $230–$250 million, on a weighted-average basis);
- $150 million to retire our 7.20% senior unsecured notes maturing July 2004, which we expect to pay at or before the scheduled maturity date from the proceeds of a new financing or other borrowings; and
- Approximately $16 million to fund mezzanine loans we have committed to make in connection with two projects for which we are providing development management services.

We expect to meet our capital requirements using cash generated by our real estate operations, by refinancing our maturing senior unsecured notes, by borrowings on our unsecured credit facility, and from proceeds from the sale of properties. We could also raise additional debt or equity capital in the public market or fund acquisitions of properties through property-specific mortgage debt.

We believe that we will generate sufficient cash flow from operations and have access to the capital resources necessary to expand and develop our business, to fund our operating and administrative expenses, to continue to meet our debt service obligations, to pay dividends in accordance with REIT requirements, to acquire additional properties and land, and to pay for construction in progress. However, as a result of general economic downturns, if our credit rating is downgraded, or if our properties do not perform as expected, we may not generate sufficient cash flow from operations or otherwise have access to capital on favorable terms, or at all. If we cannot raise the expected funds from the sale of properties and/or if we are unable to obtain capital from other sources, we may not be able to pay the dividend required to maintain our status as a REIT, make required principal and interest payments, make strategic acquisitions or make necessary routine capital improvements with respect to our existing portfolio of operating assets. In addition, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the holder of the mortgage could foreclose on the property, resulting in loss of income and asset value. An unsecured lender could also attempt to foreclose on some of our assets in order to receive payment. In most cases, very little of the principal amount that we borrow is repaid prior to the maturity of the loan. We may refinance that debt when it matures, or we may pay off the loan. If principal amounts due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow may be insufficient to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing (such as possible reluctance of lenders to make commercial real estate loans) may result in higher interest rates and increased interest expense.

Capital Structure

We manage our capital structure to reflect a long-term investment approach, generally seeking to match the stable return nature of our assets with a mix of equity and various debt instruments. We expect that our capital structure will allow us to obtain additional capital from diverse sources that could include additional equity offerings of common stock and/or preferred stock, public and private debt financings and possible asset dispositions. Our ability to raise funds through sales of debt and equity securities is dependent on, among other things, general economic conditions, general market conditions for REITs, rental rates, occupancy levels, market perceptions about us, our debt rating and the current trading price of our stock. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but the capital markets may not consistently be available on terms that are attractive.

In December 2003, our Board of Directors approved a plan to restructure the manner in which we hold our assets, by converting to what is commonly referred to as an umbrella partnership-REIT, or UPREIT, structure. To effect the UPREIT restructuring, we intend to form a new wholly-owned partnership, CarrAmerica Realty Operating Partnership, L.P. (OP), to which we will contribute substantially all of our assets and liabilities, including the assumption of the obligations under our unsecured credit facility and our senior unsecured notes, in exchange for the general partnership interest and units of limited partnership in the OP.

Following the UPREIT restructuring, substantially all of our business will be conducted through the OP and our primary asset will be our interest in the OP. As an UPREIT, we anticipate that the OP will be able to issue units of limited partnership interest in the OP to tax-motivated sellers who contribute properties to the OP, thereby providing us with an additional source of capital to fund acquisitions of properties.

Real Estate Operations

As a result of the recent weak economic climate, the office real estate markets have been materially affected. The contraction of office workforces has reduced demand for office space and overall vacancy rates for office properties increased in all of our markets through 2002 and our operations were adversely impacted. In 2003, vacancy rates appeared to peak in many of our markets and some positive net absorption of space started to occur. With respect to our four largest markets, Washington, D.C., Southern California and Eastside Seattle experienced positive net absorption and decreasing vacancy rates in 2003. Within the Washington, D.C. region, Northern Virginia's vacancy rates declined in 2003 while downtown Washington, D.C.'s vacancy rate increased slightly due to construction deliveries. However, with a vacancy rate of 8.4% at the end of 2003, downtown Washington, D.C. remains one of the healthiest markets in the United States. Northern California has experienced some positive net absorption in small pockets, but overall the market has continued to show negative net absorption and increased vacancy rates. We expect Northern California's office rental market recovery to lag behind our other markets. However, because vacancy rates are still at high levels in most markets, we do not expect any material improvement in leasing conditions until later in 2004.

The occupancy in our portfolio of stabilized operating properties decreased to 87.8% at December 31, 2003 compared to 92.3% at December 31, 2002 and 95.3% at December 31, 2001. Market rental rates have declined in most markets from peak levels and there may be additional declines in some markets in 2004. Rental rates on space that was re-leased in 2003 and 2002 decreased an average of 12.3% and 12.1%, respectively, in comparison to rates that were in effect under expiring leases. Although our top 25 tenants accounted for approximately 35.7% of our annualized minimum base rents, we believe that the diversity of our tenant base (no tenant accounted for more than 5% of annualized minimum base rents as of December 31, 2003) helps insulate us from the negative impact of tenant defaults and bankruptcies.

Debt Financing

We generally use unsecured, corporate-level debt, including senior unsecured notes and our unsecured credit facility, to meet our borrowing needs. As a component of this financing strategy, we continue to unencumber our assets where possible by repaying existing mortgage debt with unsecured debt. As of December 31, 2003, we had reduced our fixed rate mortgage debt to approximately $390.0 million, or 22.5% of our total debt, from $473.4 million, or 33.7% of our total debt, as of December 31, 2001.

We generally use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes or to protect against the risk, at certain times, that fixed rates may overstate our long-term costs of borrowing if assumed inflation or growth in the economy implicit in higher fixed interest rates do not materialize. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we use derivative financial instruments including interest rate swaps and caps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We will either hedge our variable rate debt to give it a fixed interest rate or hedge fixed rate debt to give it a variable interest rate.

We have three investment grade ratings. As of December 31, 2003, Fitch Rating Services and Standard & Poors have each assigned their BBB rating to our prospective senior unsecured debt offerings and their BBB- rating to our prospective cumulative preferred stock offerings. Moody's Investor Service has assigned its Baa2 rating with a negative outlook to our prospective senior unsecured debt offerings and its Baa3 rating to our prospective cumulative preferred stock offerings. A downgrade in rating by any one of these rating agencies could result from, among other things, a change in our financial position or a downturn in general economic conditions. Any such downgrade could adversely affect our ability to obtain future financing or could increase the interest rates on our existing variable rate debt. However, we have no debt instruments under which the principal maturity would be accelerated upon a downward change in our debt rating.

Our total debt at December 31, 2003 is summarized as follows:

(In thousands)	
Fixed rate mortgages	$ 390,040
Unsecured credit facility	243,500
Senior unsecured notes	1,100,000
	1,733,540
Unamortized discount and fair value adjustment, net	(5,892)
	$1,727,648

Our fixed rate mortgage debt bore an effective weighted average interest rate of 7.88% at December 31, 2003 and had a weighted average maturity of 5.0 years. $243.5 million (14.0%) of our total debt at December 31, 2003 bore a LIBOR-based variable interest rate and $325.0 million (18.7%) of our debt was subject to variable interest rates through interest rate swap agreements. The interest rate on borrowings on our unsecured credit facility at December 31, 2003 was 1.85%.

Our primary external source of liquidity is our credit facility. We have a three-year, $500 million unsecured credit facility expiring in June 2004 with J.P. Morgan Chase, as agent for a group of banks. We can extend the life of the facility for an additional year at our option. The facility carries an interest rate of 70 basis points over 30-day LIBOR, or 1.85% as of December 31, 2003. As of December 31, 2003, $243.5 million was drawn on the credit facility, $14.0 million in letters of credit were outstanding, and we had $242.5 million available for borrowing. We are currently negotiating with our lenders regarding a new credit facility. If we are unable to reach agreeable terms on a new credit facility, we anticipate renewing our existing facility.

Our unsecured credit facility contains financial and other covenants with which we must comply. Some of these covenants include:

- A minimum ratio of annual EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense;
- A minimum ratio of annual EBITDA to fixed charges;
- A maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets;
- A maximum ratio of total debt to tangible fair market value of our assets; and
- Restrictions on our ability to make dividend distributions in excess of 90% of funds from operations.

Failure to comply with any of the covenants under our unsecured credit facility or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition or liquidity.

As of December 31, 2003, we were in compliance with our loan covenants, however, our ability to draw on our unsecured credit facility or incur other unsecured debt in the future could be restricted by the loan covenants. During the second quarter of 2003, we amended our credit agreement to increase our maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets (unencumbered leverage ratio) from 50% to 55% to allow for continuing covenant compliance. As of December 31, 2003, our unencumbered leverage ratio was 52%. Our unencumbered leverage ratio is most significantly impacted by two key factors: the purpose for which we incur any additional unsecured debt and the performance of our operating properties. Incurring additional unsecured debt to acquire additional unencumbered assets does not impact our unencumbered leverage ratio as significantly as incurring additional unsecured debt for other purposes. The tangible fair market value of our unencumbered properties is calculated based on their operating income and our unencumbered leverage ratio could increase if the operating income of our unencumbered properties decreases. If our unencumbered leverage ratio increases further, it could impact our business and operations, including limiting our ability to incur additional unsecured debt, draw on our unsecured line of credit, which is our primary source of short term liquidity, acquire leveraged properties or invest in properties through joint ventures.

We have senior unsecured notes outstanding at December 31, 2003 as follows:

(In thousands)	Note Principal	Unamortized Discount	Fair Value Adjustment	Total
7.20% notes due in 2004	$ 150,000	$ (113)	$2,058	$ 151,945
6.625% notes due in 2005	100,000	(743)	—	99,257
7.375% notes due in 2007	125,000	(507)	—	124,493
5.261% notes due in 2007	50,000	(117)	—	49,883
5.25% notes due in 2007	175,000	(1,061)	739	174,678
6.875% notes due in 2008	100,000	(1,722)	—	98,278
7.125% notes due in 2012	400,000	(4,426)	—	395,574
	$1,100,000	$(8,689)	$2,797	$1,094,108

All of the notes are unconditionally guaranteed by CarrAmerica Realty, L.P., one of our subsidiaries.

Our senior unsecured notes also contain covenants with which we must comply. These include:

- Limits on our total indebtedness on a consolidated basis;
- Limits on our secured indebtedness on a consolidated basis;
- Limits on our required debt service payments; and
- Compliance with the financial covenants of our credit facility.

We are in compliance with our senior unsecured notes covenants as of December 31, 2003.

$150.0 million of senior unsecured notes mature in July 2004. We expect to pay the unsecured notes at or before the scheduled maturity date from proceeds of a new financing or credit facility borrowings. On February 2, 2004, we repaid a $14.5 million mortgage which was callable beginning July 1, 2004, and on February 9, 2004, we repaid a $1.4 million mortgage which would have matured May 1, 2017.

Derivative Financial Instruments

On May 8, 2002, we entered into interest rate swap agreements with J.P. Morgan Chase and Bank of America, N.A. hedging $150.0 million of senior unsecured notes due July 2004. We receive interest at a fixed rate of 7.2% and pay interest at a variable rate of six-month LIBOR in arrears plus 2.72%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $2.1 million. We recognized reductions in interest expense for the years ended December 31, 2003 and 2002 of approximately $4.9 million and $2.7 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 3.9%.

On November 20, 2002, in conjunction with the issuance of $175.0 million of senior unsecured notes, we entered into interest rate swap agreements with J.P. Morgan Chase, Bank of America, N.A. and Goldman Sachs & Co. We receive interest at a fixed rate of 5.25% and pay interest at a variable rate of six-month LIBOR in arrears plus 1.405%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $0.7 million. We recognized reductions in interest expense for the years ended December 31, 2003 and 2002 of approximately $4.5 million and $0.4 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 2.6%.

As part of the assumption of $63.5 million of debt associated with the purchase of two operating properties in August 2002, we also purchased two interest rate caps with a notional amount of $97.0 million and LIBOR capped at 6.75% which expire in September 2004. As of December 31, 2003, the fair market value of these interest rate caps was not material.

In December 2003, we purchased an interest rate cap with a notional amount of $100.0 million and LIBOR capped at 8.0% which expires in January 2005. As of December 31, 2003, the fair market value of this interest rate cap was not material.

Stock Repurchases and Dividends

On March 18, 2003, we redeemed 2,000,000 shares of our Series B Cumulative Redeemable Preferred Stock for $50.0 million plus $0.2 million of accrued dividends. On October 12, 2003, we redeemed the remaining outstanding shares of our Series B, C and D Cumulative Redeemable Preferred Stock for $196.3 million plus $1.3 million of accrued dividends. Including these redemptions, during 2003, we repurchased or redeemed 10,184,167 shares of our preferred stock for approximately $254.5 million, excluding accrued dividends.

On September 7, 2002, we redeemed 4.0 million shares of our Series B Cumulative Redeemable Preferred Stock for $100.0 million plus accrued dividends of $5.5 million. Additionally, during 2002, we repurchased 1.8 million shares of our preferred stock for approximately $45.5 million.

Our Board of Directors has authorized us to spend up to $400.0 million to repurchase our common stock, preferred stock and debt securities, excluding the 9.2 million shares repurchased from Security Capital in November 2001 and our preferred stock redemptions of 4.0 million, 2.0 million and 7.9 million shares in September 2002, March 2003 and October 2003, respectively, which were separately approved. Since the start of this program in mid-2000 through 2003, we have acquired approximately 10.4 million of our common shares for an aggregate purchase price of approximately $296.9 million, including 322,600 shares for approximately $7.9 million in 2003. We continue to monitor market conditions and other alternative investments in order to evaluate whether repurchase of our securities is appropriate.

We pay dividends quarterly. The maintenance of these dividends is subject to various factors, including the discretion of the Board of Directors, the ability to pay dividends under Maryland law, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements, which require at least 90% of our taxable income to be distributed to stockholders. The table below details our dividend and distribution payments for 2003 and 2002.

(In thousands)	2003	2002
Preferred stock dividends	$ 18,021	$ 30,055
Unit distributions	12,031	11,075
Common stock dividends	105,232	107,255
	$135,284	$148,385

Cash flows from operations is an important factor in our ability to sustain our dividend at its current rate. Cash flows from operations declined from $212.1 million in 2002 to $167.1 million in 2003 due in part to increased vacancy rates in our office property portfolio. If our cash flows from operations continue to decline, we may be unable to sustain our dividend payment at its current rate. In addition, under our line of credit, we generally are restricted from paying dividends that would exceed 90% of our funds from operations during any four-quarter period.

Capital Commitments

We will require capital for development projects currently underway and in the future. As of December 31, 2003, we had a residential project with 29 condominium units under development. We undertook this wholly-owned project in conjunction with an office development project in a joint venture. Our total investment in the residential project is expected to be $20.4 million. As of December 31, 2003, we had invested $17.4 million in this project. We sold a majority of the condominium units in 2003 and we expect to sell the remaining units in 2004. As of December 31, 2003, we also had a 476,000 rentable square foot office building under construction, of which 252,000 rentable square feet had been placed in service, in a joint venture project in which we own a minority interest. This project is expected to cost $159.0 million, of which our total investment is expected to be approximately $47.7 million. Through December 31, 2003, approximately $133.6 million or 84.0% of total project costs had been expended on this project. We have financed our investment in both our wholly owned and our joint venture project under construction at December 31, 2003 primarily from borrowings under our credit facility. We expect that our credit facility and project-specific financing of selected assets will provide the additional funds required to complete existing development projects and to finance the costs of additional projects we may undertake. As a result of market conditions, we believe we will be limiting our development activities in the near future and expect to concentrate our growth efforts on the acquisition of properties.

Below is a summary of certain obligations that will require significant capital:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	After 5 Years
(in thousands)					
Long-term debt[1]	$1,733,540	$414,749	$535,191	$360,918	$422,682
Operating leases—land[2]	278,617	4,201	12,603	8,402	253,411
Operating leases—building[2]	16,592	1,477	4,514	3,081	7,520
Estimated development commitments[3]	3,000	3,000	—	—	—
Mezzanine loan funding[4]	29,382	15,706	13,676	—	—
Tenant-related capital[5]	56,000	19,300	35,200	—	1,500
Building capital[6]	3,100	3,100	—	—	—

1. See note 2 of Notes to Consolidated Financial Statements.
2. See notes 4 and 7 of Notes to Consolidated Financial Statements.
3. Estimated costs to complete residential project under construction.
4. Mezzanine financing commitments for Atlantic Building, Shakespeare Theatre and Square 320. See note 13 of Notes to Consolidated Financial Statements.
5. Committed tenant-related capital based on executed leases as of December 31, 2003.
6. Committed building capital additions based on contracts in place as of December 31, 2003.

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We are currently committed to fund tenant-related capital improvements as described in the table above for executed leases. However, expected leasing levels could require additional tenant-related capital improvements which are not currently committed. We expect that total tenant-related capital improvements, including those already committed, will be approximately $50 million to $70 million in 2004. Due to the competitive office leasing market and higher vacancy rates, we expect that tenant-related capital costs will continue to remain high into 2005.

Unconsolidated Investments and Joint Ventures

We have minority ownership interests in two non-real estate operating companies, AgilQuest and essention, which we account for using the cost method and in which we invested $2.8 million and $1.7 million, respectively. We evaluate these investments regularly considering factors such as the companies' progress against their business plans, their operating results and estimated fair values of their equity securities. Based on these evaluations, we recognized impairment losses of $1.1 million on our investment in AgilQuest in the fourth quarter of 2003 and $500,000 on our investment in essention in the fourth quarter of 2002. In the future, additional impairment charges related to our investments may be required.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses the consolidation of variable interest entities ("VIEs") in which the equity investors lack one or more of the essential characteristics of a controlling financial interest or where the equity investment at risk is not sufficient for the entity to finance its activities without subordinated financial support from other parties. The adoption of Interpretation No. 46 in 2003 had no effect on our financial statements as we concluded that we are not required to consolidate any of our unconsolidated real estate ventures that we have accounted for using the equity method or the VIEs described below. In December 2003, the FASB issued a revised Interpretation No. 46 which modifies and clarifies various aspects of the original Interpretation. The adoption of the revised Interpretation No. 46 in 2003 also had no effect on our financial statements.

During 2003, we provided mezzanine loans and guaranties to third-parties for development management projects. The purpose of these VIEs is to build and own office buildings in Washington, D.C. Based upon our analysis, we believe that we are not the primary beneficiary of either entity and, accordingly, we do not consolidate them. Our maximum exposure to loss as of December 31, 2003 is $50.2 million, the sum of our notes receivable and the maximum exposure under the guaranties.

We do not have any off-balance sheet arrangements, other than those disclosed in our contractual obligations or as a guarantee, with any unconsolidated investments or joint ventures that we believe have or are reasonably likely to have a future material effect on our financial condition, changes in our financial condition, our revenue or expenses, our results of operations, our liquidity, our capital expenditures or our capital resources.

We have investments in real estate joint ventures in which we hold 15%–50% interests. These investments are accounted for using the equity or cost method, as appropriate, and therefore the assets and liabilities of the joint ventures are not included in our consolidated financial statements. Most of these joint ventures own and operate office buildings financed by non-recourse debt obligations that are secured only by the real estate and other assets of the joint ventures. We have no obligation to repay this debt and the lenders have no recourse to our other assets. As of December 31, 2003, we guaranteed $40.0 million of debt related to a joint venture and have provided completion guarantees related to three joint venture projects for which total costs are anticipated to be $265.3 million, of which $230.4 million had been expended to date. We have not funded any amounts under these guarantees and do not expect any funding will be required in the future.

Our investments in these joint ventures are subject to risks not inherent in our majority owned properties, including:

- Absence of exclusive control over the development, financing, leasing, management and other aspects of the project;
- Possibility that our co-venturer or partner might:
  - become bankrupt;
  - have interests or goals that are inconsistent with ours;
  - take action contrary to our instructions, requests or interests (including those related to our qualification as a REIT for tax purposes); or
  - otherwise impede our objectives; and
- Possibility that we, together with our partners, may be required to fund losses of the investee.

In addition to making investments in these ventures, we provide construction management, leasing and property management, development and architectural and other services to them. We earned fees for these services of $8.1 million in 2003, $8.0 million in 2002 and $14.2 million in 2001. Accounts receivable from joint ventures and other affiliates were $0.7 million at December 31, 2003 and $1.7 million at December 31, 2002.

Guarantee Obligations

Our obligations under guarantee agreements at December 31, 2003 are summarized as follows:

Type of Guarantee	Project Relationship	Term	Maximum Exposure	Carrying Value
Loan[1]	575 7th Street	Apr-05	$40,000,000	$ —
Loan[2]	Atlantic Building	Mar-07	25,000,000	160,000
Completion[3]	Atlantic Building	Mar-07	85,316,000	250,000
Loan[4]	Shakespeare Theatre	Dec-04	16,500,000	175,000
Indemnification[5]	HQ Global		unknown	—
Loan[6]	Square 320	Mar-05	16,070,000	135,000

1. Loan guarantee relates to a joint venture in which we have a 30% interest and for which we are the developer. It is a payment guarantee to the lender on behalf of the joint venture. If the joint venture defaults on the loan, we may be required to perform under the guarantee. We have a reimbursement guarantee from the other joint venture partner to repay us its proportionate share (70%) of any monies we pay under the guarantee.
2. Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party's interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender's first-position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.
3. Completion guarantee relates to a third party project for which we are the developer. It is a completion guaranty to the lender. If the third party defaults on its obligation to construct the building, we may be required to perform. As long as there is no Event of Default under the loan agreement, the lender will continue to make funds available from the construction loan to complete the project.
4. Represents a payment guarantee on a third party project for which we are the developer. We have entered into an agreement with the lender that permits us to acquire the lender's first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.
5. See Part I. Item 3: Legal Proceedings for further discussion.
6. Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party's interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender's first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.

In the normal course of business, we guarantee our performance of services or indemnify third parties against our negligence.

HQ Global Workplaces, Inc.

In 1997, we began making investments in HQ Global, a provider of executive office suites. On June 1, 2000, we, along with HQ Global, VANTAS Incorporated (VANTAS) and FrontLine Capital Group (FrontLine), consummated several transactions including (i) the merger of VANTAS with and into HQ Global, (ii) the acquisition by FrontLine of shares of HQ Global common stock from us and other stockholders of HQ Global, and (iii) the acquisition by VANTAS of our debt and equity interests in OmniOffices (UK) Limited and OmniOffices LUX 1929 Holding Company S.A. We received $377.3 million in cash in connection with these transactions. In addition, $140.5 million of debt which we had guaranteed was repaid with a portion of the cash proceeds. Following the transaction, we owned approximately 16% of the equity of HQ Global on a diluted basis and our investment had a carrying value of $42.2 million. FrontLine, the majority stockholder of HQ Global, announced in October 2001 that HQ Global was in default with respect to certain covenant and payment obligations under its senior and mezzanine term indebtedness, was in a forbearance period with HQ Global lenders and was actively negotiating with those lenders. In November 2001, FrontLine disclosed that it had recognized an impairment in the value of intangible assets relating to HQ Global due to HQ Global's trend of operating losses and its inability to remain in compliance with the terms of its debt arrangements. Based on these factors, our analysis of the financial condition and operating results of HQ Global (which deteriorated significantly during 2001 as the economic slowdown reduced the demand for temporary office space, particularly from technology-related tenants) and the losses of key board members and executives by HQ Global, particularly in the last half of 2001, we determined in the fourth quarter of 2001, that our investment in HQ Global was impaired. We recorded a $42.2 million impairment charge, reducing the carrying value of our remaining investment in HQ Global to zero.

On March 13, 2002, HQ Global filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. During 1997 and 1998, to assist HQ Global as it grew its business, we provided guarantees of HQ Global's performance under four office leases. In the course of the bankruptcy proceedings, which were concluded in September 2003, HQ Global rejected two of these four leases. One lease was for approximately 22,000 square feet of space at two adjacent buildings in San Jose, California. Our liability under this guarantee was limited to approximately $2.0 million. We reached agreement with the landlord of this lease under which we paid $1.75 million in full satisfaction of the guarantee in January 2003. We recognized this expense in 2002.

The second lease rejected by HQ Global is a sublease, which runs through March 2008, for approximately 26,000 square feet of space in downtown Manhattan. In June 2002, we received a demand for payment of the full amount of the guarantee. We joined with HQ Global in filing suit on July 24, 2002 in HQ Global's bankruptcy proceedings asking the bankruptcy court to declare that, due to the surrender of the premises by HQ Global and the deemed acceptance by the landlord under the sublease of that surrender by virtue of its use of the premises, the lease was terminated by the landlord under the sublease not later than February 28, 2003. In light of our defenses and the uncertainty of these proceedings, we had not previously accrued any expense related to the guarantee. However, on September 16, 2003, the bankruptcy court ruled that HQ Global did not effectively surrender the premises under the sublease and that the landlord under the sublease therefore could not be deemed to have accepted a surrender. In November 2003, we entered into a settlement agreement with the landlord under the sublease agreeing to pay $5.4 million in cash in one payment. We accrued a provision for loss for this settlement in the third quarter of 2003 and paid it in the fourth quarter of 2003.

One of the guaranteed leases that was not rejected by HQ Global runs though January 2013, and is for approximately 19,000 square feet of space in San Mateo, California. In the second quarter of 2002, we accrued a provision for loss under this guarantee of $6.9 million based on the assumption that HQ Global would reject this lease and based on our estimates of the mitigated damages that would be incurred under the lease. In January 2003, HQ Global assigned its interest as a tenant in this lease to us and we in turn subleased the space back to HQ Global at current market rates together with the right to participate in a portion of HQ Global's future profits, if any, generated by its operations in the space. These agreements were subject to approval by the bankruptcy court and would have been enforceable only if HQ Global successfully reorganized and emerged from bankruptcy proceedings. On September 15, 2003, HQ Global's plan of reorganization was approved by the bankruptcy court. Based on HQ Global's reorganization plan being approved and HQ Global's current operating performance in the space, we reevaluated our estimated loss related to the guarantee and reduced our provision for loss under this guarantee by $4.6 million to $2.3 million in the third quarter of 2003.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires recognition of liabilities at their fair value for newly issued guarantees. The Interpretation requires certain disclosures, which we have included in note 13 of Notes to Consolidated Financial Statements. The adoption of Interpretation No. 45 on January 1, 2003 did not have a material effect on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and requires disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the fair value based method of accounting for stock-based compensation costs. We elected to use the prospective method of transition to the fair value method provided in SFAS No. 148 and, accordingly, the method is being applied for all employee stock compensation awards granted, modified or settled on or after January 1, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses the consolidation of variable interest entities ("VIEs") in which the equity investors lack one or more of the essential characteristics of a controlling financial interest or where the equity investment at risk is not sufficient for the entity to finance its activities without subordinated financial support from other parties. The adoption of Interpretation No. 46 in 2003 had no effect on our financial statements as we concluded that we are not required to consolidate any of our unconsolidated real estate ventures that we have accounted for using the equity method or the VIEs described below. In December 2003, the FASB issued a revised Interpretation No. 46 which modifies and clarifies various aspects of the original Interpretation. The adoption of the revised Interpretation No. 46 in 2003 also had no effect on our financial statements.

During 2003, we provided mezzanine loans and guaranties to third-parties for development management projects. The purpose of these VIEs is to build and own office buildings in Washington, D.C. Based upon our analysis, we believe that we are not the primary beneficiary of either entity and, accordingly, we do not consolidate them. Our maximum exposure to loss as of December 31, 2003 is $50.2 million, the sum of our notes receivable and the maximum exposure under the guaranties.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). In particular, it requires that mandatorily redeemable financial instruments be classified as liabilities and reported at fair value and that changes in their fair values be reported as interest cost.

SFAS No. 150 was effective for us as of July 1, 2003. On October 29, 2003, the FASB indefinitely delayed the provision of the statement related to non-controlling interests in limited-life subsidiaries that are consolidated. Based on FASB's deferral of this provision, adoption of SFAS No. 150 did not affect our financial statements. We determined that one of our consolidated partnerships was a limited-life entity. We estimate the fair value of the minority interest in this partnership at December 31, 2003 was approximately $9.5 million and the carrying value of the minority interest at that date was not significant. We are in the process of amending the partnership agreement to give the partnership an indefinite life.

Funds from Operations

Funds from Operations ("FFO") is a widely used measure of operating performance for real estate companies. We provide FFO as a supplement to net income calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Although FFO is a widely used measure of operating performance for equity REITs, FFO does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. FFO is defined by the National Association of Real Estate Investment Trusts (NAREIT) as follows:

- Net income—computed in accordance with GAAP;
- Less gains (or plus losses) from sales of operating properties and items that are classified as extraordinary items under GAAP;
- Plus depreciation and amortization of assets uniquely significant to the real estate industry;
- Plus or minus adjustments for unconsolidated partnerships and joint ventures (to reflect funds from operations on the same basis).

We believe that FFO is helpful to investors as a measure of our performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance, such as gains and losses on sales of real estate and real estate related depreciation and amortization, which can make periodic comparison of operating performance more difficult. Our management believes, however, that FFO, by excluding such items, which can vary among owners of similar assets in similar condition based on historical cost accounting and useful life estimates, can help compare the operating performance of a company's real estate between periods or as compared to different companies. Our FFO may not be comparable to FFO reported by other REITs. These other REITs may not define the term in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than us.

The following table provides the calculation of our FFO and a reconciliation of FFO to net income for the years presented:

(In thousands)	2003	2002	2001
Net income	$ 72,937	$109,305	$ 79,061
Adjustments			
Minority interest	8,924	13,801	9,431
FFO allocable to Unitholders	(15,404)	(17,884)	(16,901)
Depreciation and amortization	138,433	137,245	131,909
Minority interests' (non-Unitholders share of depreciation, amortization and net income)	(1,219)	(1,159)	(755)
Gain on sale of assets	(14,477)	(34,737)	(4,464)
FFO as defined by NAREIT[1]	$189,194	$206,571	$198,281

1. FFO as defined by NAREIT for the years ended December 31, 2003, 2002 and 2001, includes impairment losses on real estate of $7.3 million, $2.5 million and $1.5 million, respectively. Prior to the third quarter of 2003, we followed a practice of excluding such losses from FFO (except to the extent they related to land). However, we revised this practice based on clarification of the SEC staff's position on the FFO treatment of impairment losses and guidance from NAREIT issued during the third quarter of 2003.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report which are not historical fact may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Such statements (none of which is intended as a guarantee of performance) are subject to certain risks and uncertainties, which could cause our actual future results, achievements or transactions to differ materially from those projected or anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described in our current report on Form 8-K filed with the SEC on September 3, 2003, as the same may be supplemented from time to time. Such factors include, among others:

- National and local economic, business and real estate conditions that will, among other things, affect:
  - Demand for office space,
  - The extent, strength and duration of any economic recovery, including the effect on demand for office space and the creation of new office development,
  - Availability and creditworthiness of tenants,
  - The level of lease rents, and
  - The availability of financing for both tenants and us;
- Adverse changes in the real estate markets, including, among other things:
  - The extent of tenant bankruptcies, financial difficulties and defaults,
  - The extent of future demand for office space in our core markets and barriers to entry into markets which we may seek to enter in the future,
  - Our ability to identify and consummate attractive acquisitions on favorable terms,
  - Our ability to consummate any planned dispositions in a timely manner on acceptable terms,
  - Changes in operating costs, including real estate taxes, utilities, insurance and security costs;
- Actions, strategies and performance of affiliates that we may not control or companies in which we have made investments;
- Ability to obtain insurance at a reasonable cost;
- Ability to maintain our status as a REIT for federal and state income tax purposes;
- Ability to complete our UPREIT restructuring;
- Ability to raise capital;
- Effect of any terrorist activity or other heightened geopolitical risks;
- Governmental actions and initiatives; and
- Environmental/safety requirements.

Independent Auditors' Report

THE BOARD OF DIRECTORS AND STOCKHOLDERS CARRAMERICA REALTY CORPORATION:

We have audited the accompanying consolidated balance sheets of CarrAmerica Realty Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarrAmerica Realty Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(k) to the consolidated financial statements, the Company implemented a clarification of Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," in 2003. As discussed in note 1(c) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in 2002.

KPMG LLP

Washington, D.C.
January 27, 2004

Consolidated Balance Sheets

(In thousands, except per share and share amounts)	As of December 31, 2003	2002
Assets		
Rental property:		
Land	$ 690,410	$ 668,223
Buildings	1,974,347	1,954,840
Tenant improvements	420,533	367,901
Furniture, fixtures and equipment	48,216	40,191
	3,133,506	3,031,155
Less: Accumulated depreciation	(692,901)	(587,123)
Total rental property	2,440,605	2,444,032
Land held for development or sale	41,284	44,778
Construction in progress	566	12,732
Assets related to properties held for sale	10,626	—
Cash and cash equivalents	4,299	5,238
Restricted deposits	2,549	4,505
Accounts and notes receivable, net of allowance for doubtful accounts of $5,752 and $5,959, respectively	17,829	20,391
Investments in unconsolidated entities	137,604	125,079
Accrued straight-line rents	84,552	74,884
Tenant leasing costs, net of accumulated amortization of $55,980 and $69,220, respectively	51,547	42,170
Prepaid expenses and other assets, net of accumulated amortization of $22,201 and $18,438, respectively	44,557	44,111
	$2,836,018	$2,817,920
Liabilities, Minority Interest and Stockholders' Equity		
Liabilities:		
Mortgages and notes payable	$1,727,648	$1,603,949
Accounts payable and accrued expenses	95,586	104,368
Rent received in advance and security deposits	34,757	35,590
Total liabilities	1,857,991	1,743,907
Minority interest	70,456	76,222
Stockholders' equity:		
Preferred Stock, $0.01 par value, authorized 35,000,000 shares:		
Series B, C and D Cumulative Redeemable Preferred Stock, 3,622,589 shares issued and outstanding at December 31, 2002	—	254,518
Series E Cumulative Redeemable Preferred Stock, 8,050,000 shares issued and outstanding at December 31, 2003	201,250	—
Common Stock, $0.01 par value, authorized 180,000,000 shares, issued and outstanding 52,880,953 and 51,835,647 shares, respectively	529	518
Additional paid-in capital	976,644	955,862
Cumulative dividends in excess of net income	(270,852)	(213,107)
Total stockholders' equity	907,571	997,791
Commitments and contingencies		
	$2,836,018	$2,817,920

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)	For the Years Ended December 31, 2003	2002	2001
Operating revenues:			
Rental revenue:			
Minimum base rent	$ 411,749	$414,441	$ 411,257
Recoveries from tenants	61,985	67,368	63,885
Parking and other tenant charges	18,210	13,576	11,886
Total rental revenue	491,944	495,385	487,028
Real estate service revenue	24,337	24,538	31,037
Total operating revenues	516,281	519,923	518,065
Operating expenses:			
Property expenses:			
Operating expenses	128,819	125,115	120,590
Real estate taxes	43,214	43,994	38,591
General and administrative	42,767	41,650	49,457
Depreciation and amortization	130,871	124,862	118,526
Total operating expenses	345,671	335,621	327,164
Real estate operating income	170,610	184,302	190,901
Other expense:			
Interest expense	(104,492)	(99,018)	(83,676)
Other income	1,128	1,086	3,052
Equity in earnings of unconsolidated entities	7,034	7,188	9,322
Impairment loss on investments	(1,100)	(500)	(42,249)
Obligations under lease guarantees	(811)	(8,693)	—
Total other expense	(98,241)	(99,937)	(113,551)
Income from continuing operations before income taxes, minority interest, impairment losses on real estate and gain on sale of properties	72,369	84,365	77,350
Income taxes	(402)	(257)	(1,338)
Minority interest	(8,924)	(13,801)	(9,431)
Impairment losses on real estate	(7,255)	(2,496)	(1,500)
Gain on sale of properties	4,160	15,652	4,464
Income from continuing operations	59,948	83,463	69,545
Discontinued operations—Net operations of sold or held for sale properties	2,672	6,757	9,516
Discontinued operations—Gain on sale of properties	10,317	19,085	—
Net income	$ 72,937	$109,305	$ 79,061
Basic net income per common share:			
Continuing operations	$ 0.64	$ 0.92	$ 0.57
Discontinued operations	0.05	0.13	0.16
Gain on sale of discontinued operations	0.20	0.36	—
Net income	$ 0.89	$ 1.41	$ 0.73
Diluted net income per common share:			
Continuing operations	$ 0.64	$ 0.91	$ 0.56
Discontinued operations	0.05	0.13	0.16
Gain on sale of discontinued operations	0.20	0.35	—
Net income	$ 0.89	$ 1.39	$ 0.72

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid-in Capital	Cumulative Dividends in Excess of Net Income	Total
	For the Years Ended December 31, 2003, 2002 and 2001						
Balance at December 31, 2000	9,280,000	65,017,623	$ 412,000	$ 650	$1,344,078	$(110,022)	$1,646,706
Repurchase of common shares	—	(14,744,102)	—	(147)	(428,135)	—	(428,282)
Shares issued in exchange for Unit redemptions	—	79,100	—	1	1,814	—	1,815
Exercise of stock options	—	1,212,445	—	12	27,248	—	27,260
Conversion of Series A Cumulative Preferred Stock to common stock	(400,000)	400,000	(10,000)	4	9,996	—	—
Net income	—	—	—	—	—	79,061	79,061
Dividends	—	—	—	—	—	(148,753)	(148,753)
Balance at December 31, 2001	8,880,000	51,965,066	402,000	520	955,001	(179,714)	1,177,807
Repurchase of common shares	—	(1,400,400)	—	(14)	(35,909)	—	(35,923)
Repurchase of preferred shares	(5,177,411)	—	(145,482)	—	4,581	(4,581)	(145,482)
Restricted units exchanged for restricted common shares	—	73,797	—	—	—	—	—
Exercise of stock options	—	1,117,184	—	10	30,191	—	30,201
Conversion of Series A Cumulative Preferred Stock to common stock	(80,000)	80,000	(2,000)	2	1,998	—	—
Net income	—	—	—	—	—	109,305	109,305
Dividends	—	—	—	—	—	(138,117)	(138,117)
Balance at December 31, 2002	3,622,589	51,835,647	254,518	518	955,862	(213,107)	997,791
Repurchase of common shares	—	(322,600)	—	(3)	(7,857)	—	(7,860)
Repurchase of preferred shares	(3,622,589)	—	(254,518)	—	8,019	(8,019)	(254,518)
Stock compensation plans, net	—	263,309	—	3	5,236	—	5,239
Exercise of stock options	—	1,104,597	—	11	21,970	—	21,981
Issuance of Series E Redeemable Preferred Stock	8,050,000	—	201,250	—	(6,586)	—	194,664
Net income	—	—	—	—	—	72,937	72,937
Dividends	—	—	—	—	—	(122,663)	(122,663)
Balance at December 31, 2003	8,050,000	52,880,953	$ 201,250	$ 529	$ 976,644	$(270,852)	$ 907,571

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	For the Years Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 72,937	$ 109,305	$ 79,061
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	132,995	130,186	127,084
Minority interest	8,924	13,801	9,431
Gain on sale of properties	(4,160)	(15,652)	(4,464)
Gain on sale of discontinued operations	(10,317)	(19,085)	—
Gain on sale of residential property	171	—	—
Impairment losses on real estate	7,255	2,496	1,500
Impairment loss on investments	1,100	500	42,249
Obligations under lease guarantees	811	8,693	—
Equity in earnings of unconsolidated entities	(7,034)	(7,188)	(9,322)
Provision for uncollectible accounts	2,608	7,052	5,498
Stock-based compensation	3,548	4,310	2,630
Other	(142)	3,027	330
Changes in assets and liabilities:			
Decrease in accounts receivable	7,905	3,989	19,737
Increase in accrued straight-line rents	(8,906)	(9,927)	(13,009)
Additions to tenant leasing costs	(19,434)	(11,240)	(13,418)
Increase in prepaid expenses and other assets	(15,272)	(14,557)	(14,798)
(Decrease) increase in accounts payable and accrued expenses	(4,768)	5,535	(15,392)
(Decrease) increase in rent received in advance and security deposits	(1,081)	874	3,713
Total adjustments	94,203	102,814	141,769
Net cash provided by operating activities	167,140	212,119	220,830
Cash flows from investing activities:			
Acquisition and development of rental property	(117,462)	(201,105)	(49,829)
Additions to land held for development or sale	(4,210)	(2,071)	(37,661)
Additions to construction in progress	(12,238)	(7,746)	(32,443)
Payments on notes receivable	64	3,586	16,542
Issuance of notes receivable	(8,009)	(1,442)	(582)
Distributions from unconsolidated entities	14,658	10,933	91,167
Contributions to unconsolidated entities	(28,353)	(13,688)	(17,194)
Acquisition of minority interest	(2,330)	(9,557)	(5,033)
Decrease in restricted deposits	1,956	905	34,886
Proceeds from sales of properties	52,156	176,119	101,351
Proceeds from sale of residential property	14,164	—	—
Net cash (used by) provided by investing activities	(89,604)	(44,066)	101,204

Consolidated Statements of Cash Flows (cont.)

(In thousands)	For the Years Ended December 31, 2003	2002	2001
Cash flows from financing activities:			
Repurchase of common shares	(7,858)	(35,923)	(428,275)
Repurchase and redemption of preferred shares	(254,518)	(145,482)	—
Proceeds from the issuance of preferred stock	194,664	—	—
Exercises of stock options	22,170	28,810	28,477
Proceeds from the issuance of unsecured notes	—	617,982	—
Net borrowings (repayments) on unsecured credit facility	155,500	(369,000)	281,000
Repayments of mortgages payable	(56,365)	(117,526)	(86,770)
Proceeds from mortgages	3,216	—	26,628
Dividends and distributions to minority interests	(135,284)	(148,385)	(159,641)
Deferred financing costs	—	(1,448)	—
Net cash used by financing activities	(78,475)	(170,972)	(338,581)
Decrease in cash and cash equivalents	(939)	(2,919)	(16,547)
Cash and cash equivalents, beginning of the period	5,238	8,157	24,704
Cash and cash equivalents, end of the period	$ 4,299	$ 5,238	$ 8,157
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of capitalized interest of $1,696, $3,274 and $6,221, respectively)	$ 104,582	$ 87,594	$ 74,996
Cash paid (refunds) for income taxes	$ 10	$ (933)	$ 27,361

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Business

We are a fully integrated, self-administered and self-managed publicly traded real estate investment trust ("REIT"). We focus on the acquisition, development, ownership and operation of office properties, located primarily in selected suburban markets across the United States. Based on property operating income, our most significant markets include the San Francisco Bay area, the Washington, D.C. Metro area, Southern California and Seattle. For several years, our principal shareholder was Security Capital Group Incorporated and/or affiliates ("Security Capital"). In November 2001, we repurchased 9.2 million shares of our common stock from Security Capital and in December 2001, Security Capital sold its remaining shares of our common stock to the public in an underwritten offering.

(b) Basis of Presentation

Our accounts and those of our controlled subsidiaries and affiliates are consolidated in the financial statements. We consolidate all entities in which we own a direct or indirect majority voting interest and where the minority holders do not have rights to participate in significant decisions that are made in the ordinary course of business. If applicable, we would consolidate any variable interest entity of which we are the primary beneficiary. We use the equity or cost methods, as appropriate in the circumstances, to account for our investments in and our share of the earnings or losses of unconsolidated entities. These entities are not controlled by us. If events or changes in circumstances indicate that the fair value of an investment accounted for using the equity method or cost method has declined below its carrying value and we consider the decline to be "other than temporary," the investment is written down to fair value and an impairment loss is recognized.

Management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosure of contingent assets and liabilities. Estimates are required in order for us to prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. Significant estimates are required in a number of areas, including evaluating the impairment of long-lived assets and investments, allocating the purchase cost of acquired properties, assessing our probable liability under lease guarantees for HQ Global Workplaces, Inc. (HQ Global) and evaluating the collectibility of accounts receivable. Actual results could differ from these estimates.

(c) Rental Property

Properties to be developed or held and used in rental operations are carried at cost less accumulated depreciation and impairment losses, where appropriate. Properties held for sale are carried at the lower of their carrying values (i.e., cost less accumulated depreciation and impairment losses, where appropriate) or estimated fair value less costs to sell. Properties are considered held for sale when they are subject to a contract of sale meeting criteria specified by senior management (e.g., contingencies are met or waived, a nonrefundable deposit is paid, etc.). Depreciation on these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. We adopted Statement of Financial Accounting Standards, (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. In accordance with SFAS No. 144, revenues and expenses of properties that are classified as held for sale or sold on or after January 1, 2002 are presented as discontinued operations for all periods presented in the Statements of Operations if the properties will be or have been sold on terms where we have limited or no continuing involvement with them after the sale.

Depreciation of rental properties is computed on a straight-line basis over the estimated useful lives of the assets. The estimated lives of our assets by class are as follows:

Base building	30 to 50 years
Building components	7 to 20 years
Tenant improvements	Lesser of the terms of the leases or useful lives of the assets
Furniture, fixtures and equipment	5 to 15 years

Specifically identifiable costs associated with properties and land in development are capitalized. Capitalized costs may include salaries and related costs, real estate taxes, interest, pre-construction costs essential to the development of a property, development costs, construction costs and external acquisition costs. Costs of significant improvements, renovations and replacements to rental properties are capitalized. Expenditures for maintenance and repairs are charged to operations as they are incurred.

If events or changes in circumstances indicate that the carrying value of a rental property to be held and used or land held for development may be impaired, we perform a recoverability analysis based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value cannot be recovered from future undiscounted cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

We recognize gains from sales of rental properties and land at the time of sale using the full accrual method, provided that various criteria related to the terms of the transactions and any subsequent involvement by us with the properties sold are met. If the criteria are not met, we defer the gains and recognize them when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances.

(d) Property Acquisitions

We allocate the purchase cost of acquired properties to the related physical assets and in-place leases based on their fair values.

The fair values of acquired office buildings are determined on an "if-vacant" basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. The "if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases includes the effect of leases with above or below market rents, where applicable, customer relationship value and the cost of acquiring existing tenants at the date of acquisition. Above market and below market in-place lease values are determined on a lease by lease basis based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) our estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. The capitalized below market lease values are amortized as an increase to rental income over the initial term and any below market renewal periods of the related leases. Capitalized above market lease values are amortized as a decrease to rental income over the initial term of the related leases. Customer relationship values are determined based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics we consider include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of customer relationship intangibles is amortized to expense over the lesser of the initial lease term and any expected renewal periods or the remaining useful life of the building. We determine the fair value of the cost of acquiring existing tenants by estimating the lease commissions avoided by having in place tenants and avoided lost operating income for the estimated period required to lease the space occupied by existing tenants at the acquisition date. The cost of acquiring existing tenants is amortized to expense over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to expense.

(e) Geographic Concentration

As of December 31, 2003, we owned greater than 50% interests in and consolidated 259 operating office buildings located in the United States. The following table summarizes the number of buildings, the rentable square footage and the percentage of property operating income by market.

Market	Number of Buildings	Rentable Square Footage	Percent of Property Operating Income[1] for the Year Ended 12/31/03
San Francisco Bay Area	80	5,667,632	31.5
Washington, D.C. Metro	21	3,710,396	25.3
Southern California	62	2,821,036	14.8
Seattle	29	1,498,804	6.1
Atlanta	15	1,690,565	5.2
Chicago	7	1,225,699	3.5
Dallas	9	1,006,267	3.2
Phoenix	4	532,506	3.1
Denver	9	904,717	2.9
Salt Lake City	11	628,331	2.1
Austin	6	432,050	1.3
Portland	6	275,193	1.0
	259	20,393,196	100.0

1. Property operating income is property operations revenue less property operating expenses.

(f) Tenant Leasing Costs

We defer fees and initial direct costs incurred in the negotiation of completed leases. They are amortized on a straight-line basis over the term of the lease to which they apply.

(g) Deferred Financing Costs

We defer fees and costs incurred to obtain financing. They are amortized using the interest method over the term of the loan to which they apply.

(h) Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts and notes receivable and accounts payable and accrued expenses approximate their fair values because of their short-term maturities. Fair value information relating to mortgages and notes payable is provided in note 2.

(i) Revenue Recognition

We recognize minimum base rental revenue under tenant leases on a straight-line basis over the terms of the related leases. Accrued straight-line rents represent the rental revenue recognized in excess of rents due under the lease agreements at the balance sheet date. We recognize revenues for recoveries from tenants of real estate taxes, insurance and other costs in the period in which the related expenses are incurred. We recognize revenues for rents that are based on a percentage of a tenant's sales in excess of levels specified in the lease agreement when the tenant's sales actually exceed the specified minimum level. We recognize lease termination fees on the termination date. We recognized lease termination fees of $6.4 million, $4.4 million and $2.5 million in 2003, 2002 and 2001, respectively. These fees are included in parking and other tenant charges in the Statements of Operations.

We recognize revenue for services on properties we manage, lease or develop for unconsolidated entities or third parties when the services are performed. Revenue for development and leasing services to affiliates is reduced to eliminate profit to the extent of our ownership interest.

We provide for potentially uncollectible accounts and notes receivable and accrued straight-line rents based on analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivable, the payment history of the tenant or other debtor, the financial condition of the tenant and our assessment of its ability to meet its lease obligations, the basis for any disputes and the status of related negotiations, etc. During 2003, 2002 and 2001, we recognized bad debt expense of $2.6 million, $7.1 million and $5.5 million, respectively.

(j) Income and Other Taxes

In general, a REIT that meets certain organizational and operational requirements and distributes at least 90 percent of its REIT taxable income to its shareholders in a taxable year will not be subject to income tax to the extent of the income it distributes. We qualify and intend to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. As a result, no provision for federal income taxes on income from continuing operations is required, except for taxes on certain property sales and on income, if any, of our taxable REIT subsidiaries (TRS). If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income and franchise taxes and to federal income tax and excise tax on any undistributed income.

We incurred current federal and state income and franchise taxes of approximately $0.4 million, $0.3 million and $1.3 million in 2003, 2002 and 2001, respectively.

Deferred income taxes of our TRSs are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and interest deduction carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. The components of deferred income taxes are summarized as follows:

(In thousands)	Dec. 31, 2003	Dec. 31, 2002
Rental property	$ —	$ 5,376
Net operating loss carryforwards	5,612	4,725
Interest deduction carryforwards	2,460	3,134
Intangible/investments	696	964
Accrued compensation	392	695
Allowance for doubtful accounts	24	479
Rents received in advance	—	451
Accrued straight-line rents	—	(1,554)
Deferred tax assets	9,184	14,270
Less: Valuation allowance	(9,184)	(14,270)
Net deferred tax assets	$ —	$ —

As of December 31, 2003 and 2002, we had a valuation allowance for the full amount of the net deferred tax assets of our TRSs as we do not believe that it is more likely than not that these deferred tax assets will be realized. The net operating loss carryforwards at December 31, 2003 expire between 2009 and 2023.

Reconciliation of Net Income to Estimated Taxable Income (Unaudited)

Earnings and profits, which determine the taxability of distributions to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in the estimated useful lives and methods used to compute depreciation of rental property, in the carrying value (basis) of investments in properties and unconsolidated entities and in the timing of recognition of certain revenues and expenses for tax and financial reporting purposes. The following table reconciles our net income to estimated taxable income.

(In thousands)	2003	2002	2001
Net income	$72,937	$109,305	$ 79,061
Depreciation/amortization timing differences on real estate	36,266	44,868	32,842
Straight-line rent adjustments	(7,280)	(6,315)	(9,922)
Earnings adjustment on consolidated and unconsolidated entities	7,227	(13,715)	3,804
Rents received in advance	(217)	3,794	1,387
Bad debts	(94)	(1,930)	3,443
Difference between book and tax gain on sales of real estate	(7,010)	(13,002)	48,612
Compensation expense	(6,075)	(2,051)	(3,752)
Other	(4,215)	120	2,358
Estimated taxable net income	$91,539	$121,074	$157,833

Reconciliation between Dividends Paid and Dividends Paid Deductions (Unaudited)

The following table reconciles cash dividends paid and the dividends paid deduction for income tax purposes:

(In thousands)	2003	2002	2001
Cash dividends paid	$123,030	$136,359	$148,825
Dividends carried back to the prior year	—	(10,403)	(1,395)
Dividends designated from following year	—	—	10,403
Earnings and profits limitation	(21,529)	—	—
Dividends paid deduction	$101,501	$125,956	$157,833

Characterization of Distributions (Unaudited)

The following table characterizes distributions paid per common share:

	2003	2002	2001
Ordinary income	79%	100%	92%
Capital gain	—	—	8%
Non-taxable dividend	21%	—	—

(k) Earnings Per Share

Our basic earnings per share (EPS) is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Our diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of convertible securities are computed using the "if-converted" method. The dilutive effects of options, warrants and their equivalents are computed using the "treasury stock" method.

The following table sets forth information relating to the computations of our basic and diluted EPS for income from continuing operations:

	Year Ended December 31, 2003		
(In thousands, except per share data)	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$33,416	51,913	$ 0.64
Effect of Dilutive Securities—Stock options and restricted stock	—	660	—
Adjustment to dividends on unvested restricted stock	384	—	—
Diluted EPS	$33,800	52,573	$ 0.64

	Year Ended December 31, 2002		
(In thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$48,827	52,817	$ 0.92
Effect of Dilutive Securities—Stock options	—	910	(0.01)
Diluted EPS	$48,827	53,727	$ 0.91

	Year Ended December 31, 2001		
(In thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$34,840	61,010	$ 0.57
Effect of Dilutive Securities—Stock options	—	1,432	(0.01)
Diluted EPS	$34,840	62,442	$ 0.56

Income from continuing operations is reconciled to earnings available to common shareholders as follows:

(In thousands)	2003	2002	2001
Income from continuing operations	$ 59,948	$ 83,463	$ 69,545
Dividends on preferred stock	(18,021)	(30,055)	(34,705)
Dividends on unvested restricted stock	(492)	—	—
Issuance costs of redeemed preferred stock	(8,019)	(4,581)	—
Earnings available to common shareholders	$ 33,416	$ 48,827	$ 34,840

On July 31, 2003, the Securities and Exchange Commission (SEC) issued a clarification of Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock." Topic D-42 provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of EPS. The SEC's clarification of the guidance in Topic D-42 provides that the carrying amount of the preferred stock should be reduced by the related issuance costs.

The July 2003 clarification of Topic D-42 was effective for us for the quarter ended September 30, 2003 and was required to be reflected retroactively in the financial statements of prior periods. We had not previously considered issuance costs in determining the carrying amount of the preferred stock we redeemed, and accordingly, implementation of the clarification of Topic D-42 affected our previously reported EPS. In particular, our previously reported basic and diluted EPS (from continuing operations and in total) for 2002 were reduced by $0.09 per share. Implementation of the clarification of Topic D-42 reduced our reported basic and diluted EPS (from continuing operations and in total) for 2003 by $0.15 per share.

The effects of convertible units in CarrAmerica Realty, L.P. and Carr Realty Holdings, L.P. and Series A Cumulative Convertible Redeemable Preferred Stock are not included in the calculation of diluted EPS for any year in which their effect is antidilutive.

(l) Cash Equivalents

We consider all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents except that any such investments purchased with funds on deposit in escrow or similar accounts are classified as restricted deposits.

(m) Derivative Financial Instruments and Hedging

We manage our capital structure to reflect a long-term investment approach, generally seeking to match the stable return nature of our assets with a mix of equity and various debt instruments. We mainly use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes or to protect against the risk, at certain times, that fixed rates may overstate our long-term costs of borrowing if assumed inflation or growth in the economy implicit in higher fixed interest rates do no materialize. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we may use derivative financial instruments, including interest rate caps and swaps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We will either hedge our variable rate debt to give it a fixed interest rate or hedge our fixed rate debt to give it a variable interest rate.

Under interest rate cap agreements, we make initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less. Parties to interest rate cap and swap agreements are subject to market risk for changes in interest rates and credit risk in the event of nonperformance by the counterparty. We do not require any collateral under these agreements but deal only with highly rated institutional counterparties and expect that they will meet their obligations.

Derivative financial instruments are recognized as either assets or liabilities on the balance sheet at their fair values. Subject to certain qualifying conditions, we may designate a derivative as either a hedge of the cash flows from a variable rate debt instrument or anticipated transaction (cash flow hedge) or a hedge of the fair value of a fixed rate debt instrument (fair value hedge). For those derivatives designated as a cash flow hedge, we report the fair value gains and losses in accumulated other comprehensive income in stockholders' equity to the extent the hedge is effective. We recognize these fair value gains or losses in earnings during the period(s) in which the hedged item affects earnings. For a derivative qualifying as a fair value hedge, we report fair value gains or losses in earnings along with fair value gains or losses on the hedged item attributable to the risk being hedged. Most of our derivative financial instruments qualify as fair value hedges. Derivatives that do not qualify for hedge accounting are marked to market through earnings. Amounts receivable or payable under interest rate cap and swap agreements are accounted for as adjustments to interest expense on the related debt.

(n) Stock/Unit Compensation Plans

Through 2002, we applied the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for our stock/unit compensation plans. Under this method, we recorded compensation expense for awards of stock, options or units to employees only if the market price of the unit or stock on the grant date exceeded the amount the employee was required to pay to acquire the unit or stock. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and requires disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the fair value based method of accounting for stock-based compensation costs. We elected to use the prospective method of transition to the fair value method provided in SFAS No. 148 and, accordingly, the method is being applied for all employee stock compensation awards granted, modified or settled on or after January 1, 2003.

The following table summarizes pro forma effects on net income and earnings per share if the fair value method had been used to account for all stock-based compensation awards made between 1995 and 2002.

(In thousands, except per share data)	2003	2002	2001
Net income as reported	$72,937	$109,305	$79,061
Stock-based compensation cost from stock option plans included in net income	150	—	—
Stock-based compensation cost from restricted stock plan included in net income	3,398	4,310	2,630
Fair value of stock-based compensation	(5,830)	(7,561)	(6,880)
Pro forma net income	$70,655	$106,054	$74,811
Earnings per share as reported:			
Basic	$ 0.89	$ 1.41	$ 0.73
Diluted	0.89	1.39	0.72
Earnings per share, pro forma:			
Basic	$ 0.85	$ 1.35	$ 0.66
Diluted	0.85	1.33	0.65

The per share weighted-average fair values of stock options granted during 2003, 2002 and 2001 were $1.78, $3.12 and $3.07, respectively, on the date of grant. These values are determined using the Black-Scholes option-pricing model and the following assumptions:

	Expected Dividend Yield	Risk Free Interest Rate	Expected Stock Volatility	Expected Option Life in Years
2003	7.33%	3.42%	20.86%	7.00
2002	7.80%	4.86%	23.89%	6.81
2001	7.94%	5.12%	23.79%	5.22

Additional information concerning stock/unit compensation plans is presented in note 9.

(o) New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires recognition of liabilities at their fair value for newly issued guarantees. The Interpretation requires certain disclosures, which we have included in note 13. The adoption of Interpretation No. 45 on January 1, 2003 did not have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses the consolidation of variable interest entities ("VIEs") in which the equity investors lack one or more of the essential characteristics of a controlling financial interest or where the equity investment at risk is not sufficient for the entity to finance its activities without subordinated financial support from other parties. The adoption of Interpretation No. 46 in 2003 had no effect on our financial statements as we concluded that we are not required to consolidate any of our unconsolidated real estate ventures that we have accounted for using the equity method or the VIEs described below. In December 2003, the FASB issued a revised Interpretation No. 46 which modifies and clarifies various aspects of the original Interpretation. The adoption of the revised Interpretation No. 46 in 2003 also had no effect on our financial statements.

During 2003, we provided mezzanine loans and guaranties to third-parties for development management projects. The purpose of these VIEs is to build and own office buildings in Washington, D.C. Based upon our analysis, we believe that we are not the primary beneficiary of either entity and, accordingly, we do not consolidate them. Our maximum exposure to loss as of December 31, 2003 is $50.2 million, the sum of our notes receivable and the maximum exposure under the guaranties.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). In particular, it requires that mandatorily redeemable financial instruments be classified as liabilities and reported at fair value and that changes in their fair values be reported as interest cost.

SFAS No. 150 was effective for us as of July 1, 2003. On October 29, 2003, the FASB indefinitely delayed the provision of the statement related to non-controlling interests in limited-life subsidiaries that are consolidated. Based on FASB's deferral of this provision, adoption of SFAS No. 150 did not affect our financial statements. We determined that one of our consolidated partnerships was a limited-life entity. We estimate the fair value of the minority interest in this partnership at December 31, 2003 was approximately $9.5 million and the carrying value of the minority interest at that date was not significant. We are in the process of amending the partnership agreement to give the partnership an indefinite life.

(p) Reclassifications

Some prior years' amounts have been reclassified to conform to the current year's presentation.

(2) MORTGAGES AND NOTES PAYABLE

Our mortgages and notes payable are summarized as follows:

(In thousands)	December 31, 2003	December 31, 2002
Fixed rate mortgages	$ 390,040	$ 419,356
Unsecured credit facility	243,500	88,000
Senior unsecured notes	1,100,000	1,100,000
	1,733,540	1,607,356
Unamortized discount and fair value adjustment, net	(5,892)	(3,407)
	$1,727,648	$1,603,949

Mortgages payable are collateralized by properties and generally require monthly principal and/or interest payments. Mortgages payable mature at various dates from December 2004 through July 2029. The weighted average interest rate of mortgages payable was 7.88% at December 31, 2003 and 7.98% at December 31, 2002. The net book value of properties pledged as collateral for mortgages payable was $523.5 million and $610.4 million as of December 31, 2003 and 2002, respectively.

In June 2001, we obtained a new three-year $500.0 million unsecured credit line facility with J.P. Morgan Chase, as agent for a group of banks which expires in June 2004. We can extend the life of the line an additional year at our option. The line carries an interest rate of 70 basis points over 30-day London Interbank Offered Rate (LIBOR). As of December 31, 2003, $243.5 million was drawn on the credit facility, $14.0 million in letters of credit were outstanding and we had $242.5 million available for borrowing.

Our unsecured credit facility contains financial and other covenants with which we must comply. Some of these covenants include:

- A minimum ratio of annual EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense;
- A minimum ratio of annual EBITDA to fixed charges;
- A maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets;
- A maximum ratio of total debt to tangible fair market value of our assets; and
- Restrictions on our ability to make dividend distributions in excess of 90% of funds from operations.

Failure to comply with any of the covenants under our unsecured credit facility or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition or liquidity.

As of December 31, 2003, we were in compliance with our loan covenants, however, our ability to draw on our unsecured credit facility or incur other unsecured debt in the future could be restricted by the loan covenants. During the second quarter of 2003, we amended our credit agreement to increase our maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets (unencumbered leverage ratio) from 50% to 55% to allow for continuing covenant compliance. As of December 31, 2003, our unencumbered leverage ratio was 52%. Our unencumbered leverage ratio is most significantly impacted by two key factors: the purpose for which we incur any additional unsecured debt and the performance of our operating properties. Incurring additional unsecured debt to acquire additional unencumbered assets does not impact our unencumbered leverage ratio as significantly as incurring additional unsecured debt for other purposes. The tangible fair market value of our unencumbered properties is calculated based on their operating income and our unencumbered leverage ratio could increase if the operating income of our unencumbered properties decreases. If our unencumbered leverage ratio increases further, it could impact our business and operations, including limiting our ability to incur additional unsecured debt, draw on our unsecured line of credit, which is our primary source of short term liquidity, acquire leveraged properties or invest in properties through joint ventures.

We had senior unsecured notes outstanding at December 31, 2003 as follows:

(In thousands)	Note Principal	Unamortized Discount	Fair Value Adjustment	Total
7.20% notes due in 2004	$ 150,000	$ (113)	$2,058	$ 151,945
6.625% notes due in 2005	100,000	(743)	—	99,257
7.375% notes due in 2007	125,000	(507)	—	124,493
5.261% notes due in 2007	50,000	(117)	—	49,883
5.25% notes due in 2007	175,000	(1,061)	739	174,678
6.875% notes due in 2008	100,000	(1,722)	—	98,278
7.125% notes due in 2012	400,000	(4,426)	—	395,574
	$1,100,000	$(8,689)	$2,797	$1,094,108

We had senior unsecured notes outstanding at December 31, 2002 as follows:

(In thousands)	Note Principal	Unamortized Discount	Fair Value Adjustment	Total
7.20% notes due in 2004	$ 150,000	$ (338)	$5,333	$ 154,995
6.625% notes due in 2005	100,000	(1,381)	—	98,619
7.375% notes due in 2007	125,000	(653)	—	124,347
5.261% notes due in 2007	50,000	(50)	—	49,950
5.25% notes due in 2007	175,000	(1,440)	2,235	175,795
6.875% notes due in 2008	100,000	(2,137)	—	97,863
7.125% notes due in 2012	400,000	(4,976)	—	395,024
	$1,100,000	$(10,975)	$7,568	$1,096,593

Our senior unsecured notes also contain covenants with which we must comply. These include:

- Limits on our total indebtedness on a consolidated basis;
- Limits on our secured indebtedness on a consolidated basis;
- Limits on our required debt service payments; and
- Compliance with the financial covenants of our credit facility.

We are in compliance with our senior unsecured note covenants as of December 31, 2003.

CarrAmerica Realty, L.P. unconditionally guarantees all of the senior unsecured notes and unsecured credit facility.

Debt maturities as of December 31, 2003 are summarized as follows:

(In thousands)	
2004	$ 414,749
2005	157,624
2006	20,462
2007	357,105
2008	124,385
2009 & thereafter	659,215
	$1,733,540

Debt maturities for 2004 include $243.5 million drawn on our credit facility and $150.0 million of senior unsecured notes due in July 2004. The credit line may be extended one year at our option. We expect to pay the unsecured notes at or before the scheduled maturity date from proceeds of a new financing or credit facility borrowings. On February 2, 2004, we repaid a $14.5 million mortgage which was callable beginning July 1, 2004, and on February 9, 2004, we repaid a $1.4 million mortgage which would have matured May 1, 2017.

Restricted deposits consist primarily of escrow deposits. These deposits are required by lenders to be used for future building renovations or tenant improvements or as collateral for letters of credit.

The estimated fair value of our mortgages payable at December 31, 2003 and 2002 was approximately $437.4 million and $438.5 million, respectively. The estimated fair value is based on the borrowing rates available to us for fixed rate mortgages payable with similar terms and average maturities. The fair value of the unsecured credit facility at December 31, 2003 and 2002 approximates book value. The estimated fair value of our senior unsecured notes at December 31, 2003 and 2002 was approximately $1,185.6 million and $1,182.1 million, respectively. The estimated fair value is based on the borrowing rates available to us for debt with similar terms and maturities.

(3) DERIVATIVE FINANCIAL INSTRUMENTS

On May 8, 2002, we entered into interest rate swap agreements with J.P. Morgan Chase and Bank of America, N.A. hedging $150.0 million of senior unsecured notes due July 2004. We receive interest at a fixed rate of 7.2% and pay interest at a variable rate of six-month LIBOR in arrears plus 2.72%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. Net semi-annual settlement payments are recognized as increases or decreases to interest expense. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $2.1 million. We recognized a reduction in interest expense for 2003 and 2002 of approximately $4.9 million and $2.7 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 3.9%.

In conjunction with the issuance of $175.0 million of senior unsecured notes in November 2002, we entered into interest rate swap agreements with J.P. Morgan Chase, Bank of America, N.A. and Goldman Sachs & Co. We receive interest at a fixed rate of 5.25% and pay interest at a variable rate of six-month LIBOR in arrears plus 1.405%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. Net semi-annual settlement payments are recognized as increases or decreases to interest expense. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $0.7 million. We recognized a reduction in interest expense for 2003 and 2002 of approximately $4.5 million and $0.4 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 2.6%.

As part of the assumption of $63.5 million of debt associated with the purchase of two operating properties in August 2002, we also purchased two interest rate caps with a notional amount of $97.0 million and LIBOR capped at 6.75% which expire in September 2004. As of December 31, 2003, the fair market value of these interest rate caps was not material.

In December 2003, we purchased an interest rate cap with a notional amount of $100.0 million and LIBOR capped at 8.0% which expires in January 2005. As of December 31, 2003, the fair market value of this interest rate cap was not material.

(4) HQ GLOBAL WORKPLACES, INC.

In 1997, we began making investments in HQ Global, a provider of executive office suites. On June 1, 2000, we, along with HQ Global, VANTAS Incorporated (VANTAS) and FrontLine Capital Group (FrontLine), consummated several transactions including (i) the merger of VANTAS with and into HQ Global, (ii) the acquisition by FrontLine of shares of HQ Global common stock from us and other stockholders of HQ Global, and (iii) the acquisition by VANTAS of our debt and equity interests in OmniOffices (UK) Limited and OmniOffices LUX 1929 Holding Company S.A. We received $377.3 million in cash in connection with these transactions. In addition, $140.5 million of debt which we had guaranteed was repaid with a portion of the cash proceeds. Following the transaction, we owned approximately 16% of the equity of HQ Global on a diluted basis and our investment had a carrying value of $42.2 million. FrontLine, the majority stockholder of HQ Global, announced in October 2001 that HQ Global was in default with respect to certain covenant and payment obligations under its senior and mezzanine term indebtedness, was in a forbearance period with HQ Global lenders and was actively negotiating with those lenders. In November 2001, FrontLine disclosed that it had recognized an impairment in the value of intangible assets relating to HQ Global due to HQ Global's trend of operating losses and its inability to remain in compliance with the terms of its debt arrangements. Based on these factors, our analysis of the financial condition and operating results of HQ Global (which deteriorated significantly during 2001 as the economic slowdown reduced the demand for temporary office space, particularly from technology-related tenants) and the losses of key board members and executives by HQ Global, particularly in the last half of 2001, we determined in the fourth quarter of 2001, that our investment in HQ Global was impaired. We recorded a $42.2 million impairment charge, reducing the carrying value of our remaining investment in HQ Global to zero.

On March 13, 2002, HQ Global filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. During 1997 and 1998, to assist HQ Global as it grew its business, we provided guarantees of HQ Global's performance under four office leases. In the course of the bankruptcy proceedings, which were concluded in September 2003, HQ Global rejected two of these four leases. One lease was for approximately 22,000 square feet of space at two adjacent buildings in San Jose, California. Our liability under this guarantee was limited to approximately $2.0 million. We reached agreement with the landlord of this lease under which we paid $1.75 million in full satisfaction of the guarantee in January 2003. We recognized this expense in 2002.

The second lease rejected by HQ Global is a sublease, which runs through March 2008, for approximately 26,000 square feet of space in downtown Manhattan. In June 2002, we received a demand for payment of the full amount of the guarantee. We joined with HQ Global in filing suit on July 24, 2002 in HQ Global's bankruptcy proceedings asking the bankruptcy court to declare that, due to the surrender of the premises by HQ Global and the deemed acceptance by the landlord under the sublease of that surrender by virtue of its use of the premises, the lease was terminated by the landlord under the sublease not later than February 28, 2003. In light of our defenses and the uncertainty of these proceedings, we had not previously accrued any expense related to the guarantee. However, on September 16, 2003, the bankruptcy court ruled that HQ Global did not effectively surrender the premises under the sublease and that the landlord under the sublease therefore could not be deemed to have accepted a surrender. In November 2003, we entered into a settlement agreement with the landlord under the sublease agreeing to pay $5.4 million in cash in one payment. We accrued a provision for loss for this settlement in the third quarter of 2003 and paid it in the fourth quarter of 2003.

One of the guaranteed leases that was not rejected by HQ Global runs though January 2013, and is for approximately 19,000 square feet of space in San Mateo, California. In the second quarter of 2002, we accrued a provision for loss under this guarantee of $6.9 million based on the assumption that HQ Global would reject this lease and based on our estimates of the mitigated damages that would be incurred under the lease. In January 2003, HQ Global assigned its interest as a tenant in this lease to us and we in turn subleased the space back to HQ Global at current market rates together with the right to participate in a portion of HQ Global's future profits, if any, generated by its operations in the space. These agreements were subject to approval by the bankruptcy court and would have been enforceable only if HQ Global successfully reorganized and emerged from bankruptcy proceedings. On September 15, 2003, HQ Global's plan of reorganization was approved by the bankruptcy court. Based on HQ Global's reorganization plan being approved and HQ Global's operating performance in the space, we reevaluated our estimated loss related to the guarantee and reduced our provision for loss under this guarantee by $4.6 million to $2.3 million in the third quarter of 2003.

(5) MINORITY INTEREST

At the time we were incorporated and our majority-owned subsidiary, Carr Realty Holdings, L.P. was formed, those who contributed interests in properties to Carr Realty Holdings, L.P. had the right to elect to receive either our common stock or units of limited partnership interest in Carr Realty Holdings, L.P. In addition, we have acquired assets since our formation by issuing distribution paying units and non-distribution paying units of Carr Realty Holdings, L.P. and CarrAmerica Realty, L.P. (collectively referred to as Unitholders). The non-distribution paying units cannot receive any distributions until they automatically convert into distribution paying units in the future. During 2003, 2002 and 2001, 89,364, 89,357 and 89,357 non-distribution paying units, respectively, were converted to distribution paying units. A distribution paying unit, subject to restrictions, may be redeemed at any time for either one share of our common stock, or at our option, cash equal to the fair market value of a share of our common stock at the redemption date. During 2003, 2002 and 2001, 16,125, 278,799 and 61,432 distribution paying units, respectively, of Carr Realty Holdings, L.P. were redeemed for cash or our common stock. During 2003, 2002 and 2001, 57,885, 25,509 and 52,782 units, respectively, of CarrAmerica Realty, L.P. were redeemed for cash or our common stock. Minority interest in the financial statements relates primarily to Unitholders in these partnerships.

The following table summarizes the outstanding shares of our common stock, preferred stock which is convertible into our common stock and outstanding units of Carr Realty Holdings, L.P. and CarrAmerica Realty, L.P.:

(In thousands)	Common Stock Outstanding	Convertible Preferred Stock Outstanding	Distribution Paying Units Outstanding	Non-Distribution Paying Units Outstanding
As of December 31,				
2003	52,881	—	5,606	—
2002	51,836	—	5,579	89
2001	51,965	80	5,794	179
Weighted average for:				
2003	52,185	—	5,587	53
2002	52,817	3	5,671	142
2001	61,010	256	5,809	231

(6) OTHER INVESTMENTS IN UNCONSOLIDATED ENTITIES AND AFFILIATE TRANSACTIONS

We utilize joint venture arrangements on projects characterized by large dollar-per-square foot costs and/or when we desire to limit capital deployment in certain of our markets. We own interests ranging from 15% to 50% in real estate property operations and development operations through unconsolidated entities. We had eleven investments at December 31, 2003, ten investments at December 31, 2002 and eleven investments at December 31, 2001 in these entities. Adjustments are made to equity in earnings of unconsolidated entities to account for differences in the amount at which the investment is carried and the amount of underlying equity in the net assets.

During 2003, we entered into two new joint venture arrangements which acquired operating properties. The table below details our 2003 joint venture property acquisitions.

Property Name	Market	Month Acquired	Ownership Percentage	Number of Buildings	Rentable Square Footage	Investment Cost[1] (000)
10 Universal City Plaza	Los Angeles, CA	Jun-03	20%	1	774,240	$13,450
1888 Century Park East	Los Angeles, CA	Dec-03	35%	1	474,973	13,744
				2	1,249,213	$27,194

1. Represents net investment in joint venture. Properties were encumbered by mortgages.

The combined condensed financial information for the unconsolidated entities accounted for using the equity method is as follows:

(In thousands)	December 31, 2003	2002
Balance Sheets		
Assets		
Rental property, net	$1,046,464	$706,627
Land and construction in progress	92,494	48,300
Cash and cash equivalents	29,883	22,719
Other assets	49,329	42,648
	$1,218,170	$820,294
Liabilities and Partners' Capital		
Liabilities:		
Notes payable	$ 740,608	$473,985
Other liabilities	31,320	25,112
Total liabilities	771,928	499,097
Partners' capital	446,242	321,197
	$1,218,170	$820,294

(In thousands)	Year Ended December 31, 2003	2002	2001
Statements of Operations			
Revenue	$148,512	$134,903	$109,441
Depreciation and amortization expense	35,976	33,188	27,890
Interest expense	35,136	36,737	22,034
Other expenses	55,047	47,212	37,627
Gain on sale of assets	—	18,162	—
Net income	$ 22,353	$ 35,928	$ 21,890

In addition to making investments in these ventures, we provide construction management, leasing and property management, development and architectural and other services to them. We earned fees for these services of $8.1 million in 2003, $8.0 million in 2002 and $14.2 million in 2001. Accounts receivable from joint ventures and other affiliates were $0.7 million at December 31, 2003 and $1.7 million at December 31, 2002.

We had a consulting agreement until June of 2003 when it expired with Oliver T. Carr Jr., one of our directors, under which Mr. Carr provided services to us. We paid Mr. Carr $104,750 in 2003 and $105,000 in 2002 and 2001. In December 2003, we acquired from The Oliver Carr Company its remaining interest in Carr Real Estate Services, Inc. for $0.2 million in cash. As a result, Carr Real Estate Services, Inc. is now wholly owned by us. Two of our directors, Oliver T. Carr, Jr. and Thomas A. Carr, serve as directors of, and have direct or indirect interests in, The Oliver Carr Company.

As of December 31, 2003, we guaranteed $40.0 million of debt related to a joint venture and $57.6 million of debt related to development projects we have undertaken with third parties.

In November 2001, we repurchased 9.2 million shares of our common stock from Security Capital for a total of $265.4 million or $28.85 per share.

We have minority ownership interests in two non-real estate operating companies, AgilQuest and essention, which we account for using the cost method and in which we invested $2.8 million and $1.7 million, respectively. We evaluate these investments regularly considering factors such as the companies' progress against their business plans, their operating results and the estimated fair values of their equity securities. Based on these evaluations, we recognized impairment losses of $1.1 million on our investment in AgilQuest in the fourth quarter of 2003 and $500,000 on our investment in essention in the fourth quarter of 2002.

(7) LEASE AGREEMENTS

Space in our rental properties is leased to approximately 1,040 tenants. In addition to minimum rents, the leases typically provide for other rents which reimburse us for specific property operating expenses and real estate taxes. The future minimum base rent to be received under noncancellable tenant operating leases and the percentage of total rentable space under leases expiring each year, as of December 31, 2003 are summarized as follows:

(In thousands)	Future Minimum Rent	Percentage of Total Space under Lease Expiring
2004	$ 400,143	11.8
2005	350,662	10.3
2006	296,140	11.8
2007	250,579	13.2
2008	194,175	12.2
2009 & thereafter	711,586	28.4
	$2,203,285	

The leases also generally provide for additional rent based on increases in the Consumer Price Index (CPI) and increases in operating expenses. Increases are generally payable in equal installments throughout the year.

We lease land for two office properties located in metropolitan Washington, D.C., one office property located in Santa Clara, California and one office property in Palo Alto, California. We also lease land adjacent to an office property in Chicago, Illinois. We lease office space in metropolitan Washington, D.C. for our own use, part of which is being subleased. The initial terms of these leases range from 5 years to 99 years. The longest lease matures in 2086. The minimum base annual rent for these leases is approximately $5.0 million.

(8) COMMON AND PREFERRED STOCK

On March 18, 2003, we redeemed 2,000,000 shares of our Series B Cumulative Redeemable Preferred Stock for $50.0 million plus $0.2 million of accrued dividends. On October 12, 2003, we redeemed the remaining outstanding shares of our Series B, C and D Cumulative Redeemable Preferred Stock for $196.3 million plus $1.3 million of accrued dividends. Including these redemptions, during 2003 we repurchased or redeemed 10,184,167 shares of our preferred stock (3,622,589 shares on a full share equivalent basis) for approximately $254.5 million, excluding accrued dividends. On September 25, 2003, we issued 8,050,000 shares of 7.5% Series E Cumulative Redeemable Preferred Stock for net proceeds of $194.7 million. These shares are not redeemable before September 25, 2008 unless redemption is necessary to maintain our status as a REIT.

On September 7, 2002, we redeemed 4.0 million shares of our Series B Cumulative Redeemable Preferred Stock at a redemption price of $25.00 per share plus accrued and unpaid dividends for the period from September 1, 2002 through and including the redemption date, without interest. Additionally, during 2002, we repurchased 1,819,354 shares of our preferred stock (1,177,411 shares on a full share equivalent basis) for approximately $45.5 million.

Our Board of Directors has authorized us to spend up to $400.0 million to repurchase our common stock, preferred stock and debt securities, excluding the 9.2 million shares repurchased from Security Capital in November 2001 and our preferred stock redemptions of 4.0 million, 2.0 million and 7.9 million shares in September 2002, March 2003 and October 2003, respectively, which were separately approved. Since the start of this program in mid-2000 through 2003, we have acquired approximately 10.4 million of our common shares for an aggregate purchase price of approximately $296.9 million, including 322,600 shares for approximately $7.9 million in 2003. We continue to monitor market conditions and other alternative investments in order to evaluate whether repurchase of our securities is appropriate.

(9) STOCK/UNIT COMPENSATION PLANS

As of December 31, 2003, we had three option plans. Two plans are for the purpose of attracting and retaining executive officers and other key employees (1997 Employee Stock Option and Incentive Plan and the 1993 Carr Realty Option Plan). The other plan is for the purpose of attracting and retaining directors who are not employees (1995 Non-Employee Director Stock Option Plan).

The 1997 Employee Stock Option and Incentive Plan ("Stock Option Plan") allows for the grant of options to purchase our common stock at an exercise price equal to the fair market value of the common stock at the date of grant. At December 31, 2003, we had options and units to purchase 10,000,000 shares of common stock and units reserved so we could issue them under the Stock Option Plan. At December 31, 2003, 4,448,082 options were outstanding. All of the outstanding options have a 10-year term from the date of grant. 2,591,264 options vest over a four-year period, 25% per year, 1,728,435 options vest at the end of five years, 101,992 options vest over a three-year period, 33.3% per year and 26,391 vest within the first year after grant. The balance of the options vests over a five-year period, 20% per year.

The 1993 Carr Realty Option Plan allows for the grant of options to purchase units of Carr Realty Holdings, L.P. (unit options). These options are exercisable at the fair market value of the units at the date of grant, which is equivalent to the fair market value of our common stock on that date. Units (following exercise of unit options) are redeemable for cash or common stock, at our option. At December 31, 2003, we had options to purchase 1,266,900 units authorized for grant under this plan, of which 17,889 were outstanding. All of the outstanding options have a 10-year term from the date of grant and vest over five years, 20% per year.

The 1995 Non-Employee Director Stock Option Plan provides for the grant of options to purchase our common stock at an exercise price equal to the fair market value of the common stock at the date of grant. Under this plan, newly elected non-employee directors are granted options to purchase 3,000 shares of common stock when they start serving as a director. In connection with each annual election of directors, a continuing non-employee director will receive options to purchase 7,500 shares of common stock. The stock options have a 10-year term from the date of grant and vest over three years, 33⅓% per year. At December 31, 2003, we had 270,000 options on shares of common stock authorized for grant under this plan with 57,180 outstanding.

Unit and stock option activity during 2003, 2002 and 2001 is summarized as follows:

	1993 Plan		1995 Plan		1997 Plan	
	Shares under Option	Weighted-Average Exercise Price	Shares under Option	Weighted-Average Exercise Price	Shares under Option	Weighted-Average Exercise Price
Outstanding at December 31, 2000	238,522	$23.778	207,893	$24.819	6,162,412	$24.275
Granted	—	—	—	—	1,171,139	28.644
Exercised	79,100	22.939	70,700	23.626	1,061,213	23.329
Forfeited	—	—	—	—	121,613	23.678
Outstanding at December 31, 2001	159,422	24.194	137,193	25.435	6,150,725	25.277
Granted	—	—	—	—	607,193	30.315
Exercised	—	—	33,000	26.338	1,010,125	23.503
Forfeited	—	—	12,500	26.302	471,682	25.370
Outstanding at December 31, 2002	159,422	24.194	91,693	24.993	5,276,111	26.206
Granted	—	—	—	—	436,500	23.352
Exercised	81,500	22.880	29,513	24.354	1,017,847	22.260
Forfeited	60,033	25.261	5,000	29.375	246,682	26.744
Outstanding at December 31, 2003	17,889	$26.377	57,180	$24.939	4,448,082	$26.769
Options exercisable at:						
December 31, 2001	151,544	$23.947	114,693	$25.648	1,619,437	$27.105
December 31, 2002	159,422	24.194	89,193	25.001	2,129,602	27.046
December 31, 2003	17,889	26.377	57,180	24.939	2,771,083	27.469

The following table summarizes information about our stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of 12/31/03	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/31/03	Weighted-Average Exercise Price
$17.00–$20.00	3,000	1.3	$17.7500	3,000	$17.7500
$20.01–$23.00	604,460	6.0	20.7691	157,147	20.9772
$23.01–$26.00	1,188,417	6.4	23.7375	792,517	23.9280
$26.01–$29.00	1,021,965	6.8	28.6054	572,513	28.5938
$29.01–$32.00	1,705,309	5.2	29.9807	1,320,975	29.7093
	4,523,151	6.0	$26.7905	2,846,152	$27.3803

We have also granted to key executives and directors 948,367 restricted stock units or shares under the Stock Option Plan. The stock units or shares were granted at a zero exercise price and if a unit, were convertible to shares of common stock on a one-for-one basis as they vest at the option of the executive. The fair market values of the units or shares at the dates of grant range from $20.69 to $32.05 per unit. The units vested ratably over five years and the shares vested ratably over one or four years. We recognized the fair value of the units or shares awarded at dates of grant as compensation cost on a straight-line basis over the terms of the awards. Compensation expense related to these awards was $3.4 million in 2003, $4.3 million in 2002 and $2.6 million in 2001. During 2003 and 2002, the remaining unvested stock units were exchanged for shares of restricted common stock with the same terms as the unvested units. At December 31, 2003, there were 111,701 deferred vested units outstanding that are convertible to common stock over the period to 2008.

(10) GAIN ON SALE OF PROPERTIES, IMPAIRMENT LOSSES ON REAL ESTATE AND DISCONTINUED OPERATIONS

The following table summarizes our gain on sale of properties and impairment losses on real estate:

(In thousands)	2003	2002	2001
Sales of land/development properties	$ 111	$ —	$ (473)
Sales of rental properties	4,049	15,652	4,937
Gain on sale of properties	4,160	15,652	4,464
Impairment losses	(7,255)	(2,496)	(1,500)
Total	$(3,095)	$13,156	$ 2,964

We dispose of assets (sometimes using tax-deferred exchanges) that are inconsistent with our long-term strategic or return objectives or where market conditions for sale are favorable. The proceeds from the sales are redeployed into other properties or used to fund development operations or to support other corporate needs.

During 2003, we disposed of five operating properties and one land parcel, recognizing a gain of $14.5 million, $10.3 million of which is classified as discontinued operations. We continue to manage two properties (Wateridge and Lakewood) under management agreements and the gain on these sales and the operating results of these properties are not classified as discontinued operations due to our continuing involvement. We have no continuing involvement with the Katella, Pacificare and Century Springs properties and, accordingly the gains on these sales and the operating results of the properties are classified as discontinued operations. We also recognized an impairment loss of $2.7 million on the Lakewood property in the second quarter of 2003, the sale of which closed in the third quarter of 2003; an impairment loss of $3.0 million on our Tower of the Hills property, the sale of which is expected to close in the first quarter of 2004; and an impairment loss of $1.5 million on land holdings. These impairment losses were recognized as the properties estimated fair market value less costs to sell were less than their carrying amounts.

During 2002, we disposed of four operating properties, recognizing a gain of $34.7 million, $19.1 million of which is classified as discontinued operations. This gain includes our share of gain on a sale of a property which we held an interest through an unconsolidated entity ($4.9 million). We continued to manage two of the properties (Wasatch 17 and Braker Point) under management agreements and, accordingly, the operating results of the properties and the gains on the sales are not classified as discontinued operations due to our continuing involvement. We have no continuing involvement with Commons at Las Colinas and, accordingly, the gain on sale and results of operations of the property are classified as discontinued operations. We also recognized impairment losses of $2.5 million on land holdings.

During 2001, we disposed of seven operating properties, one property under development and three parcels of land held for development. We recognized a gain of $4.5 million on these transactions. We also recognized an impairment loss of $1.5 million on land holdings.

Net operations of the properties classified as discontinued operations are summarized as follows:

(In thousands)	2003	2002	2001
Revenues	$6,673	$15,564	$20,581
Property expenses	2,862	3,634	3,636
Depreciation and amortization	1,139	5,173	7,429
	$2,672	$ 6,757	$ 9,516

(11) ACQUISITIONS

During 2003, we acquired one operating property from a third party and the remaining outside 50% interest in a joint venture which owns an operating property. These properties have a total of approximately 340,000 rentable square feet and the purchase cost was approximately $85.2 million, including assumed debt. The table below details our 2003 acquisitions.

Property Name	Market	Month Acquired	Number of Buildings	Rentable Square Footage	Purchase Price (000)
500 Forbes	San Francisco, CA	Sep-03	1	156,000	$51,122
1717 Pennsylvania[1]	Washington, DC	Oct-03	1	184,446	34,060
			2	340,446	$85,182

1. We acquired the 50% interest of our partner.

During 2002, we acquired five operating properties totaling approximately 863,000 rentable square feet for approximately $216.1 million including assumed debt. The table below details our 2002 acquisitions.

Property Name	Market	Month Acquired	Number of Buildings	Rentable Square Footage	Purchase Price (000)
11119 Torrey Pines Rd.	Southern California	May-02	1	76,701	$ 19,000
Canal Center	Washington, DC Metro	Aug-02	4	492,001	121,779
TransPotomac V Plaza	Washington, DC Metro	Aug-02	1	96,960	19,721
Carroll Vista I & II	Southern California	Sep-02	3	107,579	24,600
Stanford Research Park	San Francisco Bay Area	Oct-02	2	89,595	31,000
			11	862,836	$216,100

The aggregate purchase cost of properties acquired in 2003 and 2002 was allocated as follows:

(In thousands)	2003	2002
Land	$23,204	$ 34,176
In-place lease intangible	8,328	12,163
Building and tenant improvements	53,228	164,661
Prepaid ground rent	—	5,100
Working capital	422	—
	$85,182	$216,100

(12) COMMITMENTS AND CONTINGENCIES

At December 31, 2003, we were contingently liable on $14.0 million in letters of credit. We were contingently liable for letters of credit related to various completion escrows and on performance bonds amounting to approximately $1.6 million to ensure completion of required public improvements on our construction projects.

We have a 401(k) plan for employees under which we match 75% of employee contributions up to the first 6% of pay. We also have the option to make a base contribution of 3% of pay for participants who remain employed on December 31 (end of the plan year). Our contributions to the plan are subject to an initial four-year vesting, 25% per year. Our contributions to the plan were $3.2 million in 2003, $3.1 million in 2002 and $3.0 million in 2001.

The following legal actions are ongoing:

HQ Global Stockholders

We are currently involved in a lawsuit filed in April 2000 by two stockholders of HQ Global arising out of the June 2000 merger transaction involving HQ Global and VANTAS Incorporated. These two stockholders originally brought claims against HQ Global, the board of directors of HQ Global, FrontLine Capital Group and us in Delaware Chancery Court. The two stockholders allege that, in connection with the merger transaction, we breached our fiduciary duties to the two stockholders and breached a contract with the stockholders. The claim relates principally to the allocation of consideration paid to us with respect to our interest in an affiliate of HQ Global that conducts international executive suites operations. The stockholders asked the court to rescind the transaction, or in the alternative to award compensatory and rescissory damages. The court determined that it would not rescind the merger transaction, but held open the possibility that compensatory damages could be awarded or that another equitable remedy might be available.

In connection with the HQ Global/VANTAS merger transaction, we agreed to indemnify all of the individuals who served as directors of HQ Global at the time of the transaction, including Thomas A. Carr, Oliver T. Carr, Jr. and Philip Hawkins, who currently serve as directors and/or executive officers of us, with respect to any losses incurred by them arising out of the above litigation (as well as related litigation that was resolved in our favor in the second quarter of 2003), if they first tried and were unsuccessful in getting the losses reimbursed by HQ Global or from insurance proceeds. It was expected at the time that these former directors would be indemnified against any of these losses by HQ Global, as required by HQ Global's certificate of incorporation and bylaws. HQ Global has not satisfied its indemnity obligation to these directors and is not considered likely to do so in the future. As a result, we have paid the costs incurred by these directors in connection with the above litigation. We have paid approximately $747,000 of costs pursuant to this indemnification arrangement, all of which represents amounts paid to legal counsel for these directors for this suit and the related litigation that was resolved in our favor in the second quarter of 2003.

We believe that these claims, including those asserted against us and against the former directors who we are obligated to indemnify, are without merit and that we and the former directors will ultimately prevail in this action, although we cannot assure you that the court will not find in favor of these stockholders. If the court did find in favor of these stockholders, such adverse result or any indemnification obligation arising from such adverse result could have a material adverse effect on our results of operations. Currently, these stockholders have not asserted the amount of any potential damages and, based on the preliminary proceedings to date, we are unable to determine a potential range of loss with respect to the claims against us or the former directors.

Broadband Office, Inc.

On May 8, 2003, Broadband Office, Inc. (Broadband Office) and the official committee of unsecured creditors of Broadband Office Inc. filed a complaint in the United States Bankruptcy Court for the District of Delaware against a group of REITs, real estate operating companies and individuals, including us, our subsidiaries and Philip Hawkins, our President and Chief Operating Officer, relating to the formation, management and capitalization of Broadband Office. We were an equity investor in and customer of Broadband Office, and, at our request, Mr. Hawkins served as a member of the board of directors of Broadband Office until his resignation from the board of Broadband Office on May 2, 2001. Broadband Office filed for bankruptcy protection on May 9, 2001. The complaint, among other things, alleges, breaches of fiduciary duties by us and Mr. Hawkins as a member of the Broadband Office board, seeks to recharacterize our investment as a holder of common stock to be one as a general unsecured creditor and/or as a general partner responsible jointly with all other alleged general partners for the outstanding debts of the corporation, and also seeks recovery of alleged preference payments made to us or our subsidiaries. The plaintiffs seek relief in an amount in excess of $300 million jointly and severally from all defendants. Our board of directors has determined that, based on Maryland law and our charter, we are permitted to indemnify Mr. Hawkins in connection with these claims, and has authorized us to advance to or on behalf of Mr. Hawkins his costs and expenses incurred in defending this claim. Currently our legal counsel is also defending Mr. Hawkins in this matter and we are paying those legal fees directly. If it is later determined that Mr. Hawkins was not entitled to indemnification under Maryland law or our charter, Mr. Hawkins has agreed to reimburse us for any costs or expenses advanced to him or on his behalf. On October 29, 2003, we filed a motion to dismiss all claims asserted in the complaint. Due to the inherent uncertainties of the judicial process and the early stage of this action, we are unable to either predict the outcome of or estimate a range of potential loss associated with, this litigation including our agreement to indemnify Mr. Hawkins. We dispute the plaintiffs' claims and intend to vigorously defend this matter. While we believe that the outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If this matter is not resolved in our favor, there exists the possibility of a material adverse impact on our financial condition and results of operations when the matter is resolved.

Winstar Communications

On September 3, 2003, Winstar Communications and several affiliated entities (Winstar) brought suit against us, a number of other leading commercial real estate companies and the Building Owners and Managers Association International and Building Owners and Managers Association of New Jersey trade associations (BOMA). The suit asserts claims for violations of federal and state antitrust law, federal communications law, state business tort law, and seeks both monetary damages of an unspecified amount and injunctive relief. The claims are premised upon allegations that the real estate firms, through and with BOMA, colluded and agreed to deny Winstar necessary access to commercial real estate by denying Winstar access and/or charging Winstar disadvantageous and discriminatory fees that were higher than those charged to the incumbent local telephone companies. As a result of this alleged collusive conduct, Winstar claims that it has been damaged in its ability to provide competitive telecommunications services to customers leasing office space in the defendants' commercial real estate properties.

Due to the inherent uncertainties of the judicial process and the early stage of this action, we are unable to either predict the outcome of, or estimate a range of potential loss associated with, this litigation. We dispute the plaintiffs' claims and intend to vigorously defend this matter. While we believe that the outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If this matter is not resolved in our favor, there exists the possibility of a material adverse impact on our financial condition and results of operations when the matter is resolved.

In the course of our normal business activities, various other lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

(13) GUARANTEES

Our obligations under guarantee agreements at December 31, 2003 are summarized as follows:

Type of Guarantee	Project Relationship	Term	Maximum Exposure	Carrying Value
Loan[1]	575 7th Street	Apr-05	$40,000,000	$ —
Loan[2]	Atlantic Building	Mar-07	25,000,000	160,000
Completion[3]	Atlantic Building	Mar-07	85,316,000	250,000
Loan[4]	Shakespeare Theatre	Dec-04	16,500,000	175,000
Indemnification[5]	HQ Global	—	unknown	—
Loan[6]	Square 320	Mar-05	16,070,000	135,000

1. Loan guarantee relates to a joint venture in which we have a 30% interest and for which we are the developer. It is a payment guarantee to the lender on behalf of the joint venture. If the joint venture defaults on the loan, we may be required to perform under the guarantee. We have a reimbursement guarantee from the other joint venture partner to repay us its proportionate share (70%) of any monies we pay under the guarantee.

2. Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party's interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender's first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.

3. Completion guarantee relates to a third party project for which we are the developer. It is a completion guaranty to the lender. If the third party defaults on its obligation to construct the building, we may be required to perform. As long as there is no Event of Default under the loan agreement, the lender will continue to make funds available from the construction loan to complete the project.

4. Represents a payment guarantee on a third party project for which we are the developer. We have entered into an agreement with the lender that permits us to acquire the lender's first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.

5. See note 12 for further discussion.

6. Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party's interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender's first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.

In the normal course of business, we guarantee our performance of services or indemnify third parties against our negligence.

(14) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for 2003 and 2002:

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(In thousands, except per share data)				
Rental revenue	$125,731	$120,663	$120,479	$125,071
Real estate service revenue	5,555	7,478	6,518	4,786
Real estate operating income	46,251	42,122	40,861	41,376
HQ lease guarantees	—	—	(811)	—
Impairment losses on real estate	—	(2,701)	—	(4,554)
(Loss) gain on sale of properties	(277)	3,522	120	795
Income from continuing operations	18,198	16,046	13,287	12,417
Income from discontinued operations	773	783	665	451
Gain on sale of discontinued operations	—	—	10,035	282
Net income	18,971	16,829	23,987	13,150
Basic net income per common share:				
Continuing operations[1]	0.22	0.23	0.17	0.04
Discontinued operations[1]	0.01	0.01	0.01	0.01
Gain on sale of discontinued operations	—	—	0.19	—
Net income	0.23	0.24	0.37	0.05
Diluted net income per common share:				
Continuing operations[1]	0.22	0.23	0.17	0.04
Discontinued operations[1]	0.01	0.01	0.01	0.01
Gain on sale of discontinued operations	—	—	0.19	—
Net income	0.23	0.24	0.37	0.05

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(In thousands, except per share data)				
Rental revenue	$122,117	$118,956	$125,660	$128,652
Real estate service revenue	6,127	5,488	5,560	7,363
Real estate operating income	43,175	47,006	48,340	45,781
HQ lease guarantees	(2,400)	(6,293)	—	—
Impairment losses on real estate	(860)	(465)	—	(1,171)
Gain on sale of properties	—	3,340	7,042	5,270
Income from continuing operations	15,156	17,782	27,559	22,966
Income from discontinued operations	2,344	2,403	1,475	535
Gain on sale of discontinued operations	—	—	19,085	—
Net income	17,500	20,185	48,119	23,501
Basic net income per common share:				
Continuing operations[2]	0.13	0.17	0.31	0.33
Discontinued operations[2]	0.04	0.04	0.03	0.01
Gain on sale of discontinued operations	—	—	0.36	—
Net income	0.17	0.21	0.70	0.34
Diluted net income per common share:				
Continuing operations[2]	0.13	0.16	0.31	0.33
Discontinued operations[2]	0.04	0.04	0.02	0.01
Gain on sale of discontinued operations	—	—	0.36	—
Net income	0.17	0.20	0.69	0.34

1. Net of issuance costs for redeemed preferred stock of $0.03 per share in the 1st quarter and $0.12 per share in the 4th quarter.
2. Net of issuance costs for redeemed preferred stock of $0.01 per share in the 2nd quarter and $0.08 per share in the 3rd quarter.

(15) SEGMENT INFORMATION

Our only reportable operating segment is real estate property operations. Other business activities and operating segments that are not reportable are included in other operations. The performance measure we use to assess results for real estate property operations is property operating income. We define property operating income as total rental revenue less property expenses, which include property operating expenses (other than depreciation and amortization) and real estate taxes. The real estate property operations segment includes the operation and management of rental properties including those classified as discontinued operations. The accounting policies of the segments are the same as those described in note 1.

Operating results of our reportable segment and our other operations are summarized as follows:

	As of and for the Year Ended December 31, 2003			
(In millions)	Real Estate Property Operations	Other Operations and Unallocated	Reclassification—Discontinued Operations	Total
Revenue	$ 498.7	$ 24.3	$(6.7)	$ 516.3
Segment expense	174.9	42.8	(2.9)	214.8
Property/Segment operating income (loss)	323.8	(18.5)	(3.8)	301.5
Depreciation expense				130.9
Operating income				170.6
Interest expense				(104.5)
Other income				6.2
Gain on sale of properties and impairment losses				(3.1)
Minority interest and taxes				(9.3)
Discontinued operations—sold or held for sale properties				2.7
Discontinued operations—gain on sale of properties				10.3
Net income				$ 72.9
Total assets	$2,641.8	$194.2	$ —	$2,836.0
Expenditures for long-lived assets	$ 189.9	$ 9.5	$ —	$ 199.4

	As of and for the Year Ended December 31, 2002			
(In millions)	Real Estate Property Operations	Other Operations and Unallocated	Reclassification—Discontinued Operations	Total
Revenue	$ 511.0	$ 24.5	$(15.6)	$ 519.9
Segment expense	172.8	41.7	(3.7)	210.8
Property/Segment operating income (loss)	338.2	(17.2)	(11.9)	309.1
Depreciation expense				124.9
Operating income				184.2
Interest expense				(99.0)
Other expense				(0.9)
Gain on sale of properties and impairment losses				13.2
Minority interest and taxes				(14.1)
Discontinued operations—sold or held for sale properties				6.8
Discontinued operations—gain on sale of properties				19.1
Net income				$ 109.3
Total assets	$2,637.5	$180.4	$ —	$2,817.9
Expenditures for long-lived assets	$ 287.9	$ 13.7	$ —	$ 301.6

	As of and for the Year Ended December 31, 2001			
(In millions)	Real Estate Property Operations	Other Operations and Unallocated	Reclassification—Discontinued Operations	Total
Revenue	$ 507.6	$ 31.1	$(20.6)	$ 518.1
Segment expense	162.9	49.5	(3.6)	208.8
Property/Segment operating income (loss)	344.7	(18.4)	(17.0)	309.3
Depreciation expense				118.5
Operating income				190.8
Interest expense				(83.6)
Other expense				(29.8)
Gain on sale of properties and impairment losses				3.0
Minority interest and taxes				(10.8)
Discontinued operations—sold or held for sale properties				9.5
Net income				$ 79.1
Total assets	$2,605.8	$169.6	$ —	$2,775.4
Expenditures for long-lived assets	$ 133.3	$ 17.2	$ —	$ 150.5

(16) SUPPLEMENTAL CASH FLOW INFORMATION

In October 2003, we assumed $23.8 million of debt related to the purchase of an operating property. The total purchase price of the property was approximately $34.0 million.

In August 2002, we assumed $63.5 million of debt related to the purchase of two operating properties. The total purchase price of the properties was approximately $141.5 million.

In January 2002, 80,000 shares of our Series A Cumulative Convertible Redeemable Preferred Stock were converted to shares of common stock, retiring all remaining shares of Series A Cumulative Convertible Redeemable Preferred Stock.

Our employees converted approximately $0.6 million, $1.8 million and $1.8 million in restricted vested units to 25,978 shares, 78,280 shares, and 80,532 shares in 2003, 2002 and 2001, respectively.

In April 2001, we exercised an option under a loan agreement to acquire two office buildings and related land located in the San Francisco Bay area. For financial reporting purposes, we had classified the loan as an investment in an unconsolidated entity and accounted for it using the equity method. The investment, which had a carrying value of approximately $50.3 million at the date the option was exercised, was reclassified to rental property in connection with this transaction.

On June 29, 2001, we contributed land subject to a note payable of approximately $26.0 million to a joint venture in exchange for a 30% ownership interest. Our initial investment in the joint venture amounted to $7.3 million, the net book value of the asset and liability contributed.

In 2001, 400,000 shares of our Series A Cumulative Convertible Redeemable Preferred Stock were converted to shares of common stock.

Consolidated Properties

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent/ Leased Sq. Feet[4]	Significant Tenants[5]
EASTERN REGION						
Downtown Washington, D.C.:						
International Square	3	1,014,914	97.5%	$34,949	$35.31	International Monetary Fund (49%)
900 19th Street	1	101,215	96.4%	3,629	37.18	America's Community Bankers (27%), Stone & Webster Management (13%), Korn/Ferry International (12%), Lucent Technologies (11%)
2550 M Street	1	192,393	100.0%	6,465	33.60	Patton Boggs L.L.P. (99%)
1730 Pennsylvania Avenue	1	229,292	98.7%	8,643	38.21	Federal Deposit Insurance Co. (47%), King & Spalding (39%)
1255 23rd Street[7]	1	306,395	96.9%	9,041	30.45	Chronicle of Higher Education (30%), William M. Mercer, Inc. (21%)
1747 Pennsylvania Avenue[7]	1	151,997	100.0%	5,354	35.23	Legg Mason (19%)
1775 Pennsylvania Avenue[6]	1	143,857	98.6%	4,204	29.62	Citicorp Savings of Washington, DC (81%)
1717 Pennsylvania Avenue	1	184,446	100.0%	7,256	39.34	MCI Telecommunications Corp. (57%), Goodwin Procter, LLP (12%)
Suburban Washington, D.C.:						
One Rock Spring Plaza[6]	1	205,721	97.7%	5,908	29.39	Caterair International (22%), Sybase, Inc. (19%)
Sunrise Corporate Center	3	260,253	99.2%	6,565	25.43	Software AG of North America (80%)
Reston Crossing East & West	2	327,788	100.0%	6,998	21.35	Nextel Communications, Inc. (100%)
Trans Potomac V Plaza	1	97,006	98.1%	2,535	26.64	Effinity Financial Corp. (13%), Casals & Assoc., Inc. (11%), Larson & Taylor (11%), Grafik Communications, Inc. (11%), The Onyx Group (11%),
Canal Center	4	495,119	84.7%	11,738	27.99	Close Up Foundation (12%)
Washington, D.C.	21	3,710,396	96.6%			
Atlanta, GA:						
Glenridge	1	63,861	93.0%	1,194	20.10	Brooks, McGinnis & Co. (17%), Metropolitan Life Insurance (13%), Spectrum Realty Advisors (12%), Communications Trends Inc. (11%)
Holcomb Place	1	72,828	100.0%	1,169	16.05	Intercept Inc. (92%)
Midori	1	100,195	42.9%	840	19.55	United Parcel Service (21%), Oakmont Mortgage, Inc. (11%)
Parkwood	1	150,270	96.0%	2,843	19.71	Onesource (20%), Numerex Corp. (17%)
The Summit	1	179,085	79.9%	2,530	17.68	Unisys Corp. (73%),
Spalding Ridge	1	127,726	86.3%	1,923	17.44	Honey Baked Ham Co. (43%), Federal Deposit Insurance Co. (10%)
2400 Lake Park Drive	1	103,460	55.5%	1,050	18.30	United Healthcare Services, Inc. (20%), GSA (19%)
680 Engineering Drive	1	62,154	61.5%	363	9.50	EMS Technologies (26%), Pointclear, LLC (24%), Intelligent Media Corp. (11%)
Embassy Row	3	465,835	79.9%	6,571	17.66	Ceridian Corp. (29%), Hanover Insurance Co. (17%)
Embassy 100, 500	2	190,470	100.0%	4,283	22.48	Art Institute of Atlanta (60%), Career Education Corp. (40%)
Waterford Centre	1	84,219	60.8%	782	15.28	Wood & Company, Inc. (23%)
The Forum	1	90,462	100.0%	1,904	21.04	NAC International, Inc. (72%)
Atlanta	15	1,690,565	81.2%			
EASTERN REGION SUBTOTAL	36	5,400,961	91.7%			

Consolidated Properties

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent/ Leased Sq. Feet[4]	Significant Tenants[5]
PACIFIC REGION						
Southern California: Los Angeles:						
Warner Center	12	344,706	89.5%	$7,420	$24.04	GSA (20%)
Warner Premier	1	61,210	96.1%	1,572	26.71	Protective Life Insurance (34%), Charles Schwab & Co., Inc. (12%), Steven B. Simon (11%)
2600 W. Olive	1	144,831	100.0%	3,744	25.85	Walt Disney Company (80%), Emmis Radio Corp. (16%)
Westlake Spectrum	2	108,084	99.3%	2,131	19.85	Securitas Security Services (67%), Insweb Corp. (12%)
Southern California: Los Angeles	16	658,831	94.0%			
Southern California: Orange County:						
Scenic Business Park	4	138,076	85.8%	2,215	18.69	Miles, Wright, Finely & Zak (19%), Talbert Medical Group (19%), Terayon Communication System (17%), Coast Community College (13%), So. California Blood & Tissue Services (12%)
Harbor Corporate Park	4	151,239	98.3%	2,778	18.70	Conoco Phillips Co. (12%), Trizetto Group, Inc. (11%)
South Coast Executive Center	2	162,504	95.5%	3,985	25.68	University of Phoenix (39%)
Von Karman	1	104,375	100.0%	2,702	25.88	Vison Solutions, Inc. (41%), Fidelity National Title Ins. (25%), Taco Bell Corp. (17%)
Bay Technology Center	2	107,481	100.0%	1,715	15.96	Finance America (65%), Stratacare, Inc. (21%)
Pacific Corporate Plaza 1, 2, 3	3	124,119	93.4%	2,356	20.33	Gallagher Bassett Svcs., Inc. (20%), Covenant Care California, Inc. (16%), Lan International (16%), Marie Callender Pie Shops (14%)
Alton Deere Plaza	6	182,461	83.4%	3,066	20.15	Nextlink California (18%), XO California, Inc. (12%), Tetra Tech, Inc. (11%)
Southern California: Orange County	22	970,255	93.0%			
Southern California: San Diego:						
Del Mar Corporate Plaza	2	123,142	58.5%	1,894	26.28	Stellcom, Inc. (29%), JMI Services, Inc. (25%)
Towne Center Technology Park 1, 2, 3	3	182,120	100.0%	3,348	18.38	Gateway, Inc. (100%)
Lightspan	1	64,800	100.0%	1,283	19.80	Lightspan Partnership (100%)
La Jolla Spectrum 1 & 2	2	156,653	100.0%	6,021	38.44	Torrey Mesa Research Institute (51%), Scripps Research Institute (49%)
Palomar Oaks Technology Park	6	170,406	82.2%	1,905	13.61	Unifet, Inc. (23%), TPR Group, Inc. (13%)
Towne Center Technology Park 4	1	105,358	100.0%	2,012	19.10	Gateway, Inc. (100%)
Highlands Corporate Center	5	205,191	93.4%	6,167	32.18	Vycera Communications, Inc. (12%)
11119 Torrey Pines Road	1	76,701	100.0%	1,531	19.97	Chase Manhattan Mortgage (100%)
Carroll Vista I & II	3	107,579	100.0%	2,156	20.04	Chugai Biopharmaceutical, Inc. (70%), Cardiodynanics International (17%), Peregrine Semiconductors (13%)
Southern California: San Diego	24	1,191,950	92.0%			

Consolidated Properties

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent/ Leased Sq. Feet[4]	Significant Tenants[5]
Northern California: San Francisco Bay Area:						
CarrAmerica Corporate Center	7	1,004,679	86.5%	$21,314	$24.53	AT&T (36%), Peoplesoft, Inc. (18%), Pacific Bell Mobile Services (14%), Safeway Inc. (14%)
Valley Business Park I	2	67,784	91.4%	750	12.10	Premier Devices, Inc. (35%), Multichip Assembly Inc. (17%), Acer Labs, Inc. USA (15%)
Bayshore Centre 2	1	94,874	0.0%	—	—	Building is vacant
Rincon Centre	3	201,178	88.4%	3,899	21.92	Toshiba America Electronics (31%), Propel Software Corp. (21%), Future Electronics Corp. (19%), GDA Technologies, Inc. (11%)
Valley Centre II	4	212,082	100.0%	3,187	15.03	Boston Scientific (100%)
Valley Office Centre	2	68,873	94.8%	2,007	30.72	Bank of America (21%), Quadrep, Inc. (13%)
Valley Centre	2	102,291	78.0%	1,585	19.87	Seagate Technology (40%), Numerical Technologies, Inc. (38%)
Valley Business Park II	6	166,928	80.4%	2,938	21.88	Pericom Semiconductor Corp. (40%)
Rio Robles	7	368,178	88.7%	1,498	4.59	Covad Communications Co. (23%), Pericom Semiconductor Corp. (21%), Vicace Networks, Inc. (14%), KLA Instruments Corp. (13%)
First Street Technology Center	1	67,582	0.0%	—	—	Building is vacant
Baytech Business Park	4	300,000	78.8%	4,756	20.13	Schlumberger Technologies, Inc. (50%), Caspian Networks (25%)
3571 North First Street	1	116,000	100.0%	3,341	28.80	Sun Microsystems, Inc. (100%)
San Mateo Center I	1	73,240	28.2%	580	28.13	ePOCRATES, Inc. (28%)
Oakmead West Land A-G	7	425,981	100.0%	10,345	24.29	Applied Materials, Inc. (52%), Proxim, Inc. (48%)
San Mateo II & III	2	141,427	75.9%	2,538	23.62	Blazent, Inc. (11%)
Hacienda West	2	207,288	89.2%	5,508	29.77	Paychex, Inc. (13%), Sun Microsystems, Inc. (13%)
Sunnyvale Technology Center	5	165,520	100.0%	3,611	21.82	Lattice Semiconductor Corp. (51%), BMC Software (25%), Nokia Internet Comm., Inc. (12%), Metelics Corp. (12%)
Clarify Corporate Center 1, 2, 3, 4	4	258,048	100.0%	7,566	29.32	Nortel Networks, Inc. (100%)
Valley Technology Center 1, 2, 3, 4, 5, 6 & 7	7	460,590	100.0%	11,678	25.35	Lattice Semiconductor Corp. (29%), TSMC North America, Inc. (24%), Fore Systems, Inc. (18%), Navisite, Inc. (14%)
Golden Gateway Commons	3	276,370	92.1%	8,711	34.24	Sharper Image Corporation (21%), Norcal Mutual Ins. (19%), ABM Industries, Inc. (11%)
Techmart Commerce Center	1	267,735	92.4%	8,590	34.73	Network Conference Co., Inc. (13%)
Fremont Technology Park 1, 2, 3	3	139,304	86.3%	1,511	12.57	Flash Electronics, Inc. (32%), Bandwidth Unlimited, Inc. (29%), Intervideo, Inc. (25%)
Mountain View Gateway Center	2	236,400	100.0%	5,452	23.06	KPMG LLP (57%), Netscape Communications (43%)
Stanford Research Park[6]	2	89,595	100.0%	4,218	47.08	Merrill Lynch (56%), McKinsey & Company, Inc. (44%)
500 Forbes	1	155,685	100.0%	5,698	36.60	Cell Genesys, Inc. (100%)
Northern California: San Francisco Bay	80	5,667,632	88.3%			

Consolidated Properties

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent/ Leased Sq. Feet[4]	Significant Tenants[5]
Portland, OR:						
Sunset Corporate Park	3	132,531	60.0%	$1,057	$13.30	Volkswagen of America, Inc. (34%)
Rock Creek Corp Center	3	142,662	100.0%	3,227	22.62	Corillian Corp. (86%), University of Phoenix (14%)
Portland	6	275,193	80.7%			
Seattle, WA:						
Redmond East	10	396,497	90.5%	5,269	14.69	Avaya, Inc, (21%), Cardiac Pacemakers Inc. (20%), Genetic Systems (14%), Riverdeep Group (12%)
Redmond Hilltop B & C	2	90,880	100.0%	1,523	16.76	Concur Technologies (90%), Citrix Systems, Inc. (10%)
Canyon Park	6	316,667	99.5%	5,095	16.16	Icos Corp. (28%), Targeted Genetics Corp. (24%), Fedex (14%), Skeletech, Inc. (12%)
Willow Creek	1	96,179	100.0%	1,138	11.83	Data I/O Corporation (100%)
Willow Creek Corp. Center 1, 2, 3, 4, 5, 6	6	326,445	14.0%	693	15.16	No tenant occupies 10%
Canyon Park Commons 1, 2, 4	3	176,846	100.0%	2,498	14.13	Washington Mutual Bank (62%), AT&T Wireless Services, Inc. (38%)
Canyon Park	1	95,290	100.0%	1,532	16.08	Safeco Insurance Co. (100%)
Seattle	29	1,498,804	78.7%			
PACIFIC REGION SUBTOTAL	177	10,262,665	87.9%			
CENTRAL REGION						
Austin, TX:						
City View Centre	3	137,185	48.0%	902	13.70	Oasis Design, Inc. (20%)
City View Center	1	128,716	100.0%	1,456	11.31	Broadwing Telecommunications (100%)
Tower of the Hills	2	166,149	93.3%	2,697	17.40	Texas Guaranteed Student Loan (69%)
Austin	6	432,050	80,9%			
Chicago, IL:						
Parkway North I	1	249,259	37.8%	1,846	19.59	No tenant occupies 10%
333 E. and 377 E. Butterfield Road	2	366,497	66.7%	3,363	13.76	Washington Mutual Bank (17%)
The Crossings	1	291,695	78.8%	3,740	16.27	Abercrombie & Kent International (15%), Interface Software, Inc. (12%)
Bannockburn I & II	2	209,447	83.3%	2,824	16.18	IMC Global, Inc. (34%), Shindengen America, Inc. (17%)
Bannockburn IV	1	108,801	95.5%	1,810	17.41	Abbott Laboratories (12%), Orren Pickell Builders, Inc. (11%)
Chicago	7	1,225,699	69.1%			
Dallas, TX:						
Cedar Maple Plaza	3	113,117	86.7%	2,247	22.92	A. G. Edwards & Sons, Inc. (11%)
Quorum North	1	115,846	60.3%	1,286	18.41	Digital Matrix Systems, Inc. (20%)
Quorum Place	1	178,504	76.3%	1,628	11.94	Lockwood Greene Engineers (11%)
Tollway Plaza 1, 2	2	359,903	94.3%	7,667	22.58	Sun Microsystems, Inc. (27%), Americorp Relocation Mgmt. (10%)
Two Mission Park	1	77,363	74.6%	872	15.13	7-Eleven, Inc. (20%), Bland, Garvey, Eads, Medlock (18%)
5000 Quorum	1	161,534	68.3%	1,983	17.98	No tenant occupies 10%
Dallas	9	1,006,267	80.7%			
CENTRAL REGION SUBTOTAL	22	2,664,016	75.4%			

Consolidated Properties

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent/ Leased Sq. Feet[4]	Significant Tenants[5]
MOUNTAIN REGION						
Denver, CO:						
Harlequin Plaza	2	324,601	89.8%	$5,084	$17.43	Travelers Insurance Co. (24%), Bellco Credit Union (17%), Regis University (12%)
Quebec Court I	1	130,000	100.0%	2,469	19.00	Time Warner Communications (100%)
Quebec Court II	1	157,294	100.0%	2,694	17.13	Tele-Communications, Inc. (100%)
Quebec Centre	3	106,865	87.3%	1,692	18.15	Team Lending Concepts, LLC (14%), Eonbusiness Corp. (12%), Walberg, Dagner & Tucker, P.C. (11%)
Dry Creek 2 & 3	2	185,957	92.3%	2,693	15.68	Comcast Cable Communications (50%), Peerless Insurance Co. (18%), Radiology Imaging Associates (18%)
Denver	9	904,717	93.3%			
Phoenix, AZ:						
Qwest Communications	4	532,506	100.0%	10,254	19.26	Qwest Communications (100%)
Salt Lake City, UT:						
Sorenson Research Park	5	281,246	96.6%	3,653	13.45	Convergys Customer Mgmt (47%), ITT Educational Services, Inc. (15%)
Wasatch Corporate Center	3	178,231	81.7%	2,228	15.30	Advanta Bank Corp. (28%), Achieveglobal, Inc. (16%), Fonix Corp. (14%), Musician's Friend, Inc. (14%)
Wasatch Corporate Center 18	1	49,566	11.1%	2	0.37	No tenant occupies 10%
Sorenson X	1	41,288	100.0%	796	19.28	EDS Information Services LLC (63%), Volvo Commercial Credit (13%), WFS Financial, Inc. (11%), Best Buy Stores (10%)
Creekside I & II	1	78,000	100.0%	1,108	14.21	3Com Corporation (100%)
Salt Lake City	11	628,331	86.2%			
MOUNTAIN REGION SUBTOTAL	24	2,065,554	92.9%			
TOTAL CONSOLIDATED PROPERTIES	259	20,393,196		409,045		
WEIGHTED AVERAGE			87.8%		22.85	

Unconsolidated Properties

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent/ Leased Sq. Feet[4]	Significant Tenants[5]
Washington, D.C.:						
1919 Pennsylvania Avenue[8]	1	328,817	99.5%	$ 9,271	$38.39	A. C. Corporation (24%), Mortgage Bankers Assoc. (22%), Cole, Raywid & Braverman, LLP (17%), Porter Wright Morris (13%), Jenkens & Gilchrist (12%)
2025 M Street[8]	1	245,303	99.5%	5,093	29.14	Radio Free Asia (32%), Smith, Bucklin & Assoc. (27%), Akin Gump (11%)
1201 F Street[12]	1	226,922	99.6%	7,262	32.38	Cadwalader, Wickersham (21%), Charles River Assoc., Inc. (20%), Health Insurance Assoc. (18%), National Federation of Independent Business (17%)
Bond Building[9]	1	162,182	98.7%	5,425	33.45	GSA (97%)
Booz-Allen & Hamilton Building[10]	1	222,989	100.0%	3,918	17.57	Booz-Allen & Hamilton (100%)
Portland, OR:						
GM Call Center[11]	1	103,279	100.0%	1,288	12.47	GM Call Center (100%)
Chicago, IL:						
Parkway 3, 4, 5, 6, 9, 10[12]	6	771,945	78.7%	11,010	18.69	Fujisawa Healthcare, Inc. (22%), CITI Commerce Solutions, Inc. (17%), Shand Morahan & Co. (11%)
Dallas, TX:						
Royal Ridge Phase II, A, B[12]	4	505,677	99.2%	8,062	16.10	Verizon (23%), Capital One Services (20%), American Honda Finance Corp. (10%)
Custer Court[8]	1	120,838	62.4%	1,167	15.48	DGI Technologies, Inc. (26%), Aurora Loan Services Inc. (18%), Advanced Fibre Communication (16%)
Austin, TX:						
300 W. Sixth St.[13]	1	446,391	69.5%	6,372	17.64	Clark, Thomas & Winters, P.C. (23%), Akin, Gump (20%), AVP Management Services, Inc. (10%)
Riata Corporate[12]	8	673,622	88.4%	9,662	16.23	Janus Capital (47%), Pervasive Software, Inc. (14%)
Riata Crossing[12]	4	324,056	100.0%	6,453	20.49	EDS (84%)
Orange County/Los Angeles						
10 UCP[13]	1	775,353	82.0%	20,103	31.61	Vivendi Universal (48%)
1888 Century Park[12]	1	474,070	72.8%	9,736	27.37	SCPIE Holdings, Inc. (22%)
Denver, CO:						
Panorama I, II, III, V, VIII, X[12]	6	664,050	97.9%	11,938	18.37	Charles Schwab & Co., Inc. (41%), AT&T Corp. (13%)
TOTAL UNCONSOLIDATED PROPERTIES	38	6,045,494		116,760		
Weighted Average			88.1%		21.92	
TOTAL ALL OPERATING PROPERTIES	297	26,438,690		$525,805		
Weighted Average			87.9%		$22.63	

1. Includes office, retail, parking space and storage.
2. Includes spaces for leases that have been executed and have commenced as of December 31, 2003.
3. Total annualized base rent equals total original base rent, including historical contractual increases and excluding (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements, (iii) future contractual or contingent rent escalations and (iv) parking rents.
4. Calculated as total annualized base rent divided by net rentable area leased.
5. Includes tenants leasing 10% or more of rentable square footage (with the percentage of rentable square footage in parentheses).
6. We own the improvements on the property and have a leasehold interest in all the underlying land.
7. We hold a majority ownership interest through a joint venture.
8. We own 49% through a joint venture.
9. We own 15% through a joint venture.
10. We own 50% through a joint venture.
11. We own 16% through a joint venture.
12. We own 35% through a joint venture.
13. We own 20% through a joint venture.

RECONCILIATION OF DILUTED FFO PER SHARE TO DILUTED EARNINGS PER SHARE

		December 31, 2003	December 31, 2002	December 31, 2001
Diluted net income per share		$ 0.89	$ 1.39	$ 0.72
Add:	Depreciation and amortization	2.38	2.30	2.10
Less:	Gain on sale of properties	(0.25)	(0.58)	(0.05)
	Minority interest adjustment	0.26	0.30	(0.13)
Adjustment for share difference[2]		(0.21)	(0.21)	—
Diluted funds from operations per share[1]		$ 3.07	$ 3.20	$ 2.64
Diluted funds from operations available to common shareholders, excluding				
Preferred stock issuance costs		$ 0.14	$ 0.07	$ —
Impairment of real estate		0.12	0.04	0.02
HQ lease guarantees		0.01	0.14	—
HQ investment impairment		—	—	0.61
Other		—	—	0.02
		$ 3.34	$ 3.45	$ 3.29
Diluted net income per common share, excluding				
Preferred stock issuance costs		$ 0.15	$ 0.09	$ —
Impairment of real estate		0.13	0.04	0.02
HQ lease guarantees		0.02	0.17	—
HQ investment impairment		—	—	0.68
		$ 1.19	$ 1.69	$ 1.42

1. Funds from operations is defined as net income, excluding gains on sales of property, plus depreciation and amortization of assets and after adjustments for unconsolidated partnerships and joint venture. Diluted funds from operations is computed as FFO attributable to common shareholders adjusted to reflect all operating partnership units as if they were converted to common shares for any period in which they are not antidilutive.
2. Operating partnership units are considered to be converted to common shares for any period in which they are not antidilutive. Diluted FFO per share may include operating partnership units in periods which operating partnership units are antidilutive for EPS purposes.

RECONCILIATION OF DILUTED FUNDS FROM OPERATIONS TO NET INCOME

(In thousands)	December 31, 2003	December 31, 2002	December 31, 2001
Net income	$ 72,937	$109,305	$ 79,061
Depreciation and amortization	138,433	137,245	131,909
Minority interest	7,705	12,642	(8,225)
Gain on sale of properties	(14,477)	(34,737)	(4,464)
Preferred stock dividends, dividends on unvested restricted stock, and issuance costs of redeemed preferred stock	(26,148)	(34,636)	(34,705)
Diluted funds from operations[1]	$178,450	$189,819	$163,576

1. FFO is a widely used measure of operating performance for real estate companies. We provide FFO as a supplement to net income calculated in accordance with GAAP. Although FFO is a widely used measure of operating performance for equity REITs, FFO does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. We believe that FFO is helpful to investors as a measure of our performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance, such as gains and losses on sales of real estate and real estate related depreciation and amortization,which can make periodic analyses of operating performance more difficult to compare. Our management believes, however, that FFO, by excluding such items, which can vary among owners of similar assets in similar condition based on historical cost accounting and useful life estimates, can help compare the operating performance of a company's real estate between periods or as compared to different companies. Our FFO may not be comparable to FFO reported by other REITs.

TOTAL MARKET CAPITALIZATION

(In thousands)	December 31, 2003	December 31, 2002	December 31, 2001
Common shares outstanding	52,881	51,836	51,965
Operating partnership units	5,606	5,668	5,973
Convertible preferred shares	—	—	80
	58,487	57,504	58,018
Share price	$ 29.78	$ 25.05	$ 30.10
Market value of common equity	$1,741,743	$1,440,475	$1,746,342
Preferred equity	201,250	254,518	400,000
Total debt excluding bond discounts and fair value of interest rate swaps	1,733,540	1,607,356	1,405,382
Total market capitalization	$3,676,533	$3,302,349	$3,551,724
Total debt (per above)	1,733,540	1,607,356	1,405,382
Total market capitalization (per above)	3,676,533	3,302,349	3,551,724
Total debt/Total market capitalization	47.2%	48.7%	39.6%

Investor Information

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:30 a.m. on Thursday, April 29, 2004, at The Ritz Carlton Hotel, 1150 22nd Street, NW, Washington, D.C.

CORPORATE INFORMATION/ FORM 10-K

Corporate information and copies of CarrAmerica Realty Corporation's Annual Report on Form 10-K are available upon request from:

Investor Relations
CarrAmerica Realty Corporation
1850 K Street, NW, Suite 500
Washington, D.C. 20006
(202) 729-7518
(800) 417-CARR (2277)
www.carramerica.com

COMMON STOCK

CarrAmerica Realty Corporation common stock is traded on the New York Stock Exchange (CRE).

INDEPENDENT AUDITORS

KPMG LLP
2001 M Street, NW
Washington, D.C. 20036
(202) 533-3000

LEGAL COUNSEL

Hogan & Hartson L.L.P.
555 13th Street, NW
Washington, D.C. 20004
(202) 637-5600

TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449
www.amstock.com

SHAREHOLDER INQUIRIES

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449
www.amstock.com

The following table sets forth, for the periods indicated, the high and low sales prices of the company's common stock on the New York Stock Exchange and the dividends per share of common stock paid. As of December 31, 2003, there were 305 stockholders of record.

2003	1Q	2Q	3Q	4Q	Full Year
High	$25.60	$28.76	$30.00	$31.62	$31.62
Low	$23.25	$25.23	$27.40	$28.31	$23.25
Dividend	$ .50	$ .50	$ .50	$ .50	$ 2.00

2002	1Q	2Q	3Q	4Q	Full Year
High	$31.76	$33.30	$30.75	$25.88	$33.30
Low	$29.10	$29.74	$23.72	$21.94	$21.94
Dividend	$ .50	$ .50	$ .50	$ .50	$ 2.00





CarrAmerica®
America's Workplace®

1850 K Street, NW, Suite 500, Washington, D.C. 20006   202.729.1700   www.carramerica.com